Exhibit 99.5

OSISKO GOLD ROYALTIES LTD

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

DATED AS OF MARCH 29, 2016

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“2015 Underwriters” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“2016 Underwriters” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - $173 Million Bought Deal Public Offering”.

“2015 Underwriting Agreement” means the underwriting agreement dated February 18, 2015 between the 2015 Underwriters and Osisko.

“2016 Underwriting Agreement” means the underwriting agreement dated February 11, 2016 between the 2016 Underwriters and Osisko.

“affiliate” has the meaning ascribed to such term in the Securities Act (Québec), unless stated otherwise.

“Agnico” means Agnico Eagle Mines Limited.

“Agnico-Yamana Arrangement” has the meaning ascribed to such term under the heading “Corporate Structure”.

“Agnico-Yamana Arrangement Agreement” means the arrangement agreement dated April 16, 2014 between Osisko, Agnico and Yamana.

“associate” has the meaning ascribed to such term in the Securities Act (Québec), unless stated otherwise.

“Barkerville” means Barkerville Gold Mines Ltd.

“Barkerville Placement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - Barkerville Gold Mines Ltd.”.

“Canadian Exploration Properties NSR” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Canadian Exploration Properties NSR Agreement”.

“Canadian Exploration Properties NSR Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Canadian Exploration Properties NSR Agreement”.

“Canadian Malartic GP” means Canadian Malartic GP, a general partnership existing under the laws of Ontario.

“Canadian Malartic Mill Fee Royalty” means a milling fee royalty equal to $0.40 per tonne payable to Osisko in respect of any ore milled at the Canadian Malartic Properties after the seventh (7th) anniversary of the effective date of the Agnico-Yamana Arrangement that is not from the Canadian Malartic Properties.

“Canadian Malartic NSR” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014”.

“Canadian Malartic NSR Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Canadian Malartic NSR Agreement”.

“Canadian Malartic Property” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement, but for greater certainty does not include the Canadian Malartic NSR.

“Canadian Malartic Report” has the meaning ascribed to such term under the heading “Material Mineral Project - The Canadian Malartic Properties NSR”.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.

“CDPQ” means Caisse de dépôt et placement du Québec.

“CEP Properties” or “Canadian Exploration Properties” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Canadian Exploration Properties NSR Agreement”.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CM Properties” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - Canadian Malartic NSR Agreement”.

“Coulon” means Coulon Mines Inc.

“Coulon Exchange Rights” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Coulon Exchange Rights Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Debenture” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - $50 Million Financing with Ressources Québec Inc.”.

“Dividend Reinvestment Plan” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Dividend Reinvestment Plan”.

“Éléonore NSR” has the meaning ascribed to such term under the heading “Material Mineral Project - The Éléonore NSR”.

“Éléonore NSR Agreement” has the meaning ascribed to such term under the heading “Material Mineral Project - The Éléonore NSR”.

“Éléonore Project” means the properties identified on Schedule D to the arrangement agreement dated December 15, 2005, as amended and restated on February 17, 2006, between Goldcorp, VGM and Virginia (including the land, the buildings erected thereon, and the property, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable). A 284-hectare mining lease was signed by the Minister of Natural Resources of Québec on February 21, 2014.

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Exchange Ratio” means 0.92 Osisko Share for each Virginia Share.

“Falco” means Falco Resources Ltd.

“Falco Shares” means the common shares in the capital of Falco.

“Fenn-Gib Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Acquisition from Teck of a Portfolio of Royalties”.

“Fonds FTQ” means Fonds de solidarité des travailleurs du Québec (F.T.Q.).

“forward-looking statements” has the meaning ascribed to such term under the heading “Cautionary Statement Regarding Forward Looking Statements”.

“Garrcon Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Acquisition from Teck of a Portfolio of Royalties”.

“Goldcorp” means Goldcorp Inc.

“Highland” means Highland Copper Company Inc.

“Highland Secured Loan” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Highland Copper Company Inc.”.

“Highland Silver Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Highland Copper Company Inc.”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“IOC” means Iron Ore Company of Canada.

“Kinross NSR Properties” means the properties identified as Kirkland Properties in Schedule A to the Canadian Exploration Properties NSR Agreement.

“LIF” means Labrador Iron Ore Royalty Corporation.

“Malartic CHL Prospect” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Malartic CHL Propect”.

“MergeCo” or “Osisko Exploration James Bay” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation of Virginia with SubCo, and existing under the CBCA, and all successors thereto.

“Mexican Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Mexican Project, including but not limited to, mining and surface rights, as described in Schedule E of the Agnico-Yamana Arrangement Agreement.

“Michigan Project” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Highland Copper Company Inc.”.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

“NI 52-110” means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

“Nottaway” means Ressources Nottaway Inc.

“NSR” means net smelter return.

“NioGold” means Niogold Mining Corp.

“NioGold Arrangement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - Oban Mining Corporation and Niogold Mining Corp.”.

“Noranda” means Noranda Inc.

“NSR royalty” means net smelter return royalty.

“Oban” means Oban Mining Corporation.

“Oban Offering” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - Oban Mining Corporation and Niogold Mining Corp.”.

“Oban Shares” means the common shares in the capital of Oban.

“Oban SRs” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - Oban Mining Corporation and Niogold Mining Corp.”.

“Oban Placement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Oban Mining Corporation”.

“Oban Warrants” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2016 - Oban Mining Corporation and Niogold Mining Corp.”.

“Odyssey North” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Malartic CHL Propect”.

“OMC” means Osisko Mining Corporation.

“OMC Assets” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - The Agnico-Yamana Arrangement”.

“OMC Contribution Agreement” means the contribution agreement dated June 16, 2014 between OMC and Osisko, pursuant to which OMC transferred to Osisko all of its entire legal and beneficial right, title and interest in and to the OMC Assets.

“OMC Liabilities” means all of the liabilities of OMC and its affiliates, contingent or otherwise, which pertain to the OMC Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

“Opinaca” means Les Mines Opinaca Ltée.

“Osisko” or “Corporation” means Osisko Gold Royalties Ltd, a corporation existing under the QBCA, and all successors thereto.

“Osisko Board” means the board of directors of Osisko, as the same is constituted from time to time.

“Osisko DSUs” means Osisko’s Deferred Share Units.

“Osisko Exploration James Bay” or “MergeCo” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation of Virginia with SubCo, and existing under the CBCA, and all successors thereto.

“Osisko Meeting” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Osisko NCIB” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Normal Course Issuer Bid”.

“Osisko Options” means the outstanding options to purchase Osisko Shares (i) granted under the stock option plan of Osisko approved on May 30, 2014 by the former OMC Shareholders or (ii) otherwise issued by Osisko.

“Osisko Preferred Shares” has the meaning ascribed to such term under the heading “Description of Osisko Securities - Osisko Preferred Shares”.

“Osisko RSUs” means Osisko’s Restricted Share Units.

“Osisko Shareholders” means the holders of Osisko Shares.

“Osisko Shares” means common shares in the capital of Osisko.

“Osisko Subsidiaries” means, all non material subsidiaries of OMC transferred to Osisko pursuant to the OMC Contribution Agreement.

“QBCA” means the Business Corporations Act (Québec) and the regulations made thereunder.

“qualified person” has the meaning ascribed to such term in NI 43-101.

“Replacement Osisko Option” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Ressources Québec” means Ressources Québec Inc.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Warrants” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“SubCo” means 9081798 Canada Inc., a corporation existing under the CBCA, and all successors thereto.

“SubCo Shares” means the common shares in the capital of SubCo.

“SW Unit” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“SW Warrants” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“Teck” means collectively Teck Resources Limited and its subsidiary Teck Metals Ltd.

“TSX” means Toronto Stock Exchange.

“Units” has the meaning ascribed to such term under the headings “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement” and “General Development of Osisko’s Business - 2016 - $173 Million Bought Deal Public Offering”.

“Vezza Purchase Price” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 – Acquisition of the Vezza Royalties”.

“VGM” means Virginia Gold Mines Inc.

“Virginia” means Virginia Mines Inc., before its amalgamation with SubCo to form MergeCo under the name “Osisko Exploration James Bay Inc.”.

“Virginia Arrangement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Virginia Arrangement Agreement” means the arrangement agreement dated November 16, 2014 between Osisko, Virginia and SubCo.

“Virginia Arrangement Effective Date” means February 17, 2015.

“Virginia Meeting” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Virginia Options” means the outstanding options to purchase Virginia Shares granted under the Virginia stock option plan.

“Virginia Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA made in accordance with the Virginia Arrangement Agreement.

“Virginia Shareholders” means the holders of Virginia Shares.

“Virginia Shares” means common shares in the capital of Virginia.

“Warrants” has the meaning ascribed to such term under the headings “General Development of Osisko’s Business - 2016 - $173 Million Bought Deal Public Offering” and “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“White Pine North Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business - 2014 - Highland Copper Company Inc.”.

“Yamana” means Yamana Gold Inc.

“Yukon Properties” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement.

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of December 31, 2015. More current information may be available on our public website at www.osiskogr.com on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed to such terms in the “Glossary of Terms” or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term “Osisko” refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars. See “General Matters - Exchange Rate Data”. See also “Cautionary Statement Regarding Forward-Looking Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed “forward-looking statements” within the meaning of applicable Canadian Securities Laws (the “forward-looking statements”). All statements in this Annual Information Form, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, and the growth of and the benefits deriving from its portfolio of investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko’s general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

The readers are cautioned not to place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Information Form.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2015	2014	2013
	(C$)	(C$)	(C$)
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Rate at end of period	1.3840	1.1601	1.0636
Average rate for period	1.2787	1.1045	1.0299

On March 29, 2016, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.3154.

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée” pursuant to the Business Corporations Act (Québec) (the “QBCA”), as a wholly-owned subsidiary of Osisko Mining Corporation (“OMC”).

In connection with an arrangement (the “Agnico-Yamana Arrangement”) pursuant to which Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) jointly acquired all of the common shares of OMC, among which, OMC transferred to Osisko the OMC Assets (see “General Development of Osisko’s Business - 2014 - The Agnico-Yamana Arrangement”) and each of the former holders of OMC received in exchange for each OMC Share so held (a) $2.09 in cash; (b) 0.07264 of an Agnico common share; (c) 0.26471 of a Yamana common share; and (d) 0.1 of an Osisko Share on a post-consolidation basis.

On completion of the Agnico-Yamana Arrangement, the Osisko Shares were listed on the TSX under the symbol “OR”. As of the date of this Annual Information Form, Osisko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of the date of this Annual Information Form, Osisko’s only material subsidiary is Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.) (see “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”).

Osisko Exploration James Bay’s principal activities consist mainly of acquisition, exploration and development of mining exploration properties. It specializes in searching for gold and base metal deposits in mostly unexplored territories of Québec. Most of its activities take place in the central part of Québec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. It is among the most active exploration companies in Québec with a large portfolio of properties.

Osisko Exploration James Bay owns 77.57% of the issued and outstanding common shares of Coulon Mines Inc. (“Coulon”), a corporation incorporated on January 29, 2014 under the CBCA.

DESCRIPTION OF BUSINESS

Osisko’s primary business focus is as an intermediate mining royalty and exploration company. Osisko’s cornerstone assets are currently a 5% NSR royalty on the Canadian Malartic mine, located in Malartic, Québec and a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. Osisko also holds a 1.7 -2.55% NSR royalty on certain claims comprising the Island Gold Mine, a 1.7% NSR royalty on the Lamaque South Project, a 3.0% NSR royalty on the Malartic CHL property as well as a 2.0% NSR royalty on the Upper Beaver, Kirkland Lake and Hammond Reef gold exploration projects in Northern Ontario as well as other royalties on other Canadian properties.

As of December 31, 2015, the Corporation also owned a 9.75% equity interest in Labrador Iron Ore Royalty Corporation (“LIF”), as well as equity interests in several other junior mining companies, including Oban Mining Corporation (“Oban”), NioGold Mining Corp. (“NioGold”), Falco Resources Ltd. (“Falco”), Nighthawk Gold Corp., Barkerville Gold Mines Ltd. (“Barkerville”), TerraX Minerals Inc., Highland Copper Company Inc. (“Highland”) and Unigold Inc.

Highlights on Osisko’s Business

•	Osisko is an intermediate mining royalty and mining exploration company;
•	Two (2) of Osisko’s premier royalty assets are in the gold sector in large low-cost mines generating significant cash flow with senior operators;
•	Osisko holds a portfolio of fifty-three (53) royalties, mostly in Québec and Ontario;
•	Osisko has a strong cash position;
•	$150 million undrawn credit facility with ability to increase by $50 million;
•	Osisko owns large land packages with leading in-house exploration and development teams;
•	Osisko is gold focused.

Highlights - 2015

•	30,125 gold ounces earned and 30,104 ounces sold (2014 - 12,327 ounces earned and sold);
•	31,318 silver ounces earned and 31,263 ounces sold (2014 - 11,915 ounces earned and sold);
•	Revenues of $45.4 million;
•	Dividend income from holdings in Labrador Iron Ore Royalty Corporation (“LIF”) of $5.9 million;
•	Net earnings of $28.5 million, $0.33 per basic share (2014 (1) - net loss of $2.1 million, $0.05 per basic share);
•	Adjusted earnings (1) of $40.4 million, $0.46 per basic share (2) (2014 - $10.1 million and $0.22 per basic share);
•	Net cash flows provided by operating activities (1) of $32.2 million (2014 (1)- $5.9 million);
•	Total value of working capital and marketable securities of $380.5 million at December 31, 2015;
•	Completed the friendly acquisition of Virginia;
•	Full repayment of US$5 million advanced royalty payment to Goldcorp (4,328 gold ounces);
•	Completed a bought deal private placement for total gross proceeds of over $200 million;
•	Acquisition of a 9.8% interest in LIF;
•

Announced the acquisition of a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights;

•	Implementation of a Dividend Reinvestment Plan;
•	Increased its revolving credit facility from $100.0 million to $150.0 million with a possibility to increase by $50 million; and
•	Increased fourth quarter dividend to $0.04 per common share and declared on November 4, 2015 and payable on January 15, 2016 to shareholders of record as of the close of business on December 31, 2015.

(1)	From continuing operations.
(2)

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of Osisko’s Annual Management and Discussion Analysis.

(3)	Before change in non-cash working capital items.

Highlights - Q1 2016

•	Closed a $50 million financing in the form of a convertible debenture with Investissement Québec;
•	Closed a bought deal financing for total gross proceeds of $172.6 million;
•	Declaration of a quarterly dividend of $0.04 per common share on February 16, 2016, payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016.

Summary of Financial Position

As of December 31, 2015 (C$ thousands)(2)(3)
Cash & Cash Equivalents	$258,509
Royalty Interests	$449,439(1)
Current Liabilities	$16,516
Undrawn Credit Facility	$200,000
Total Assets	$1,081,433
Shareholders’ Equity	$935,840

(1)	The Canadian Malartic NSR originates from the Agnico Yamana Arrangement. As a result, a nominal carrying value was attributed to this royalty.
(2)

On February 12, 2016, Osisko closed of a $50 million financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec, by way of a convertible debenture which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(3)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 units of the Corporation, including the full exercise of the over-allotment option by the 2016 Underwriters of the offering, at a price of $15.10 per unit for aggregate gross proceeds of $172,608,000.

Cornerstone Royalties: the Canadian Malartic NSR and the Éléonore NSR

Osisko’s cornerstone assets are the Canadian Malartic NSR and the Éléonore NSR.

Canadian Malartic NSR		Éléonore NSR
•	Royalty: 5% NSR and a $0.40/t on milled ore from outside the Canadian Malartic property area for life of mill starting in June 2021	•	Royalty: 2.0% to 3.5% NSR
		•	0.25% increase for every additional 1 million ounces of gold production up to 3.5%. Adjustment of 10% if gold is higher than US$500/oz

Other Royalties and Interests

Osisko holds royalties and other interests in producing and non-producing properties, including the following:

Royalties - Producing Properties	Canadian Malartic (5% NSR) Québec, Canada Status: Producing
Éléonore (2% - 3.5% NSR) Québec, Canada Status: Producing
Island Gold (1.7% - 2.55% NSR) (1) Ontario, Canada Status: Producing

Hewfran (1.7% NSR) (1) Québec, Canada Status: Producing

Vezza (5% NSR - 40% NPI) Québec, Canada Status: Producing

Other Interests - Producing Properties	Labrador Iron Ore Royalty Corp. (“LIF”)

• 9.75% equity position in LIF
• 7% sales royalty from IOC
• 15% equity interest in IOC
• $0.10 plus commission on on all iron ore products produced, sold and shipped by IOC

Royalties - Non-Producing Properties	Malartic CHL (3% NSR)
Odyssey North
Québec, Canada
Status: Exploration

Lamaque (1.7% NSR) (1)
Québec, Canada
Status: Exploration

Hammond Reef (2% NSR)
Ontario, Canada
Status: Permitting

Upper Beaver (2% NSR)
Ontario, Canada
Status: Exploration

Kirkland Lake Camp (2% NSR)
Ontario, Canada
Status: Exploration

White Pine North - Copperwood
(3% sliding-scale NSR) – Subject to conversion of
$10 million convertible note
Michigan, USA
Status: Exploration

Marban (0.425% NSR, $4.25M production payment) (1)
Québec, Canada
Status: Exploration

Pandora (2% NSR)
Québec, Canada
Status: Exploration

Cariboo Gold Project (1.5% NSR) British Columbia, Canada Status: Exploration
Windfall (0.5% NSR) Québec, Canada Status: Exploration

(1)

On February 17, 2016, Caisse de dépôt et placement du Québec (“CDPQ”) exercised its participation right to acquire a 15% interest in the portfolio of twenty-eight (28) Canadian royalty interests acquired by Osisko from Teck to date. See “General Development of Osisko’s Business - 2015 - Acquisition from Teck of a Portfolio of Royalties”.

Exploration Projects

Osisko owns exploration properties on the Guerrero belt in Guerrero, Mexico, through wholly-owned subsidiaries organized under the laws of Mexico; and a large area of mining claims in Northern Québec through its wholly-owned subsidiary Osisko Exploration James Bay.

Exploration Projects	James Bay Area Québec, Canada Status: Exploration
Coulon Québec, Canada Status: Exploration
Guerrero Mexico Status: Exploration

Equity Interests and Royalty Options

Osisko’s assets also include equity interests in and royalty options with several mining exploration companies, including the following:

Investee Company	Main Project Location	Interests as of December 31, 2015
Oban Mining Corporation	Québec and Ontario	Equity Interest: 15.7% Royalty Option: 1% NSR
Niogold Mining Corp.	Québec	Equity Interest: 18.1%(1) Royalty Option: 0.5% NSR
Falco Resources Ltd.	Québec	Equity Interest:16.2%
Unigold Inc.	Dominican Republic	Equity Interest: 17.3% Royalty Option: 2% NSR
TerraX Minerals Inc.	Northwest Territories	Equity Interest: 16.7% Royalty Option: 3% NSR
Barkerville Gold Mines Ltd.	British Columbia	Equity Interest: 14%
Nighthawk Gold Corp.	Northwest Territories	Equity Interest: 9.9%
Highland Copper Company Inc.	Michigan	Equity Interest: 19.1% Royalty Option: 100% silver NSR

(1)	In connection with the NioGold Arrangement, which closed on March 11, 2016, Osisko received 0.4167 Oban Share in exchange for each NioGold Share held.

Human Resources

As of March 29, 2016, Osisko had 48 employees and 14 part-time contractors.

Although Osisko has less than two years of operations, it benefits from the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. Furthermore, Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Outlook

Osisko’s objective is to become a leading intermediate royalty corporation and to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of high-quality royalties and streams, and by returning capital to its shareholders by dividend payments. Osisko believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries and pursuing exploration and eventually development activities on its properties. Osisko will remain focused on high quality gold assets located in favourable jurisdictions, as these assets will support a premium valuation in the marketplace, but will continually evaluate all opportunities in all commodities and jurisdictions. Given that a core aspect of Osisko’s business is the ability to compete for investment opportunities, Osisko will aim to maintain a strong balance sheet and ability to deploy capital.

Material Mineral Projects

Osisko considers the Canadian Malartic NSR and the Éléonore NSR to be currently its only material mineral projects for the purposes of NI 43-101.

GENERAL DEVELOPMENT OF OSISKO’S BUSINESS

2016

$173 Million Bought Deal Public Offering

On February 26, 2016, Osisko closed a bought deal public offering by way of a short form prospectus in all of the provinces of Canada of 11,431,000 units (the “Units”), including the full exercise of an over-allotment option by a syndicate of underwriters co-led by BMO Nesbit Burns Inc. and RBC Dominion Securities Inc. (the “2016 Underwriters”), at a price of $15.10 per Unit, representing aggregate gross proceeds to Osisko of $172,608,000.

Each Unit entitles the holder to acquire, for no additional consideration, one (1) Osisko Share and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each full Warrant will entitle the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share for a period of 36 months.

$50 Million Financing with Ressources Québec Inc.

On February 12, 2016, Ressources Québec Inc. (“Ressources Québec”), a wholly-owned subsidiary of Investissement Québec, subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly (the “Debenture”).

Ressources Québec will be entitled, at its option, to convert the Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Barkerville Gold Mines Ltd.

On February 5, 2016, Osisko announced that it has closed its previously announced royalty financing and the second tranche of the private placement with Barkerville (a first tranche of $6 million closed on December 23, 2015). On November 30, 2015, Osisko and Barkerville announced the entering into of a binding letter agreement whereby Osisko agreed to purchase 32 million common shares, issued on a flow-through basis, of Barkerville (the “Barkerville Placement”) at a price of $0.32 per share for total proceeds of $10,240,000 as well as a 1.5% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, for a cash consideration of $25 million.

Following the completion of the Barkerville Placement, Osisko held 47,625,000 common shares of Barkerville, representing approximately 18.4% of the issued and outstanding common shares of Barkerville.

As part of this financing, Osisko and Barkerville have also agreed to negotiate a gold stream agreement following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60-day negotiation period, if Osisko and Barkerville have not entered into a gold stream agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Osisko will have the right to appoint two nominees to the board of directors of Barkerville. Upon closing of the Barkerville Placement, Sean Roosen (Chair and Chief Executive Officer of Osisko) has been appointed as Co-Chairman of Barkerville, Chris Lodder, a director of Barkerville, will serve as Osisko’s second nominee and Mr. Luc Lessard, Senior Vice President, Technical Services, has been appointed as Chief Operating Officer.

Additionally, Osisko and Barkerville have entered into a technical advisory agreement whereby Osisko will review data and provide advice to Barkerville during the exploration, development and construction of the Cariboo Gold Project located in British Columbia, Canada.

Oban Mining Corporation and Niogold Mining Corp.

On January 11, 2016, Oban Mining Corporation (“Oban”) announced its intention to acquire all of the outstanding shares of NioGold Mining Corp. (“NioGold”) by way of a statutory plan of arrangement (the “NioGold Arrangement”). In connection with the NioGold Arrangement, Oban also announced a “best efforts” private placement of 8,333,333 subscription receipts of Oban (the “Oban SRs”) at a subscription price of $1.20 per Oban SR for total gross proceeds of $10 million (the “Oban Offering”).

Each Oban SR entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, following the satisfaction by Oban of the release conditions (i) one (1) common share of Oban (an “Oban Share”), and (ii) one (1) common share purchase warrant of Oban (an “Oban Warrant”). Each Oban Warrant shall be exercisable into one Oban Share for a period of thirty-six (36) months from the closing date of the Oban Offering at an exercise price of $1.44.

The Oban Offering closed on February 3, 2016, with 10,521,700 Oban SRs sold (which included a partial exercise of an over-allotment option) for gross proceeds of $12,626,000.

Osisko subscribed for and received 800,000 Oban SRs under the Oban Offering.

On March 4, 2016 Oban and NioGold announced that all resolutions in connection with their proposed business combination to be completed by way of a plan of arrangement were approved at the special meeting of shareholders of Oban and at the annual and special meeting of shareholders of NioGold. In addition, shareholders of Oban ratified and approved the private placement of 10,521,700 Oban SRs sold on a “best efforts” private placement basis on February 3, 2016.

Additionally, in connection with the NioGold Arrangement, which closed on March 11, 2016, Osisko received an additional 9,833,495 Oban Shares.

Following closing of the NioGold Arrangement and the conversion of the Oban SRs, Osisko owned (i) 19,859,327 Oban Shares, representing approximately 16% of the issued and outstanding Oban Shares on a non-diluted basis, and (ii) 20,659,327 Oban Shares assuming the exercise in full by Osisko of the 800,000 Oban Warrants underlying the 800,000 SRs held by Osisko, representing approximately 16.6% of the issued and outstanding Oban Shares on a partially-diluted basis.

Increase of Revolving Credit Facility

On January 4, 2016, Osisko announced that it had amended its Revolving Credit Facility dated November 21, 2014 (the “Revolving Credit Facility”) with National Bank of Canada and the Bank of Montreal, thereby increasing the amount of the facility from $100 million to $150 million and extending its term to December 23, 2017, which can be extended by one year at each anniversary date. The Revolving Credit Facility is to be used for investments in the mineral industry, including the acquisition of royalties and/or funding precious metal streams. The Revolving Credit Facility may be further increased by $50 million at Osisko’s request. The Revolving Credit Facility will be secured by Osisko’s assets.

As of the date of this Annual Information Form, no amount has been drawn under the Revolving Credit Facility and Osisko is in compliance with all covenants thereunder.

2015

Falco Resources Ltd.

On December 31, 2015, Osisko subscribed for 5,900,000 flow-through common shares in the capital of Falco Resources Ltd. (“Falco”) at a price of $0.32 per share for an aggregate subscription price of $1,888,000. Following this private placement, Osisko had ownership and control over 17,857,255 common shares of Falco (the “Falco Shares”), representing approximately 16.2% of the issued and outstanding Falco Shares.

Receipt of First Shipment of Gold Ounces - Éléonore NSR

On December 22, 2015, Osisko announced the receipt of a first shipment of gold ounces from the Éléonore NSR. As a reminder, Osisko did not receive any gold or silver ounces from Éléonore until a US$5 million non-interest bearing royalty advance payment was recovered by Goldcorp Inc. from production of the Éléonore mine.

Acquisition from Teck of a Portfolio of Royalties

On October 19, 2015, Osisko announced an agreement to acquire a portfolio of thirty-one (31) Canadian royalty interests held by Teck Resources Limited and its subsidiary, Teck Metals Ltd. (collectively, “Teck”), in exchange for cash consideration of $28 million, with an additional $2.5 million to be paid on confirmation of certain rights.

On November 17, 2015, Osisko announced the closing of the first portion of the acquisition, pursuant to which Osisko acquired a portfolio of twenty-eight (28) royalties for cash consideration of $24.2 million, with an additional $2.5 million to be paid upon the confirmation of certain rights. The second portion of the acquisition (including the acquisition of the Fenn-Gib Royalty and Garrcon Royalty) is expected to close in the first half of 2016.

Such portfolio of royalties includes the following:

1.	Island Gold. Three (3) royalties from 2.0% NSR to 3.0% NSR on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;

2.	Lamaque. 2.0% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;

3.	Hewfran. 2.0% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;

4.	Marban. 0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property owned by NioGold and located near the Canadian Malartic mine in Malartic, Québec;

5.

Fenn-Gib. 1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Lake Shore Gold Corp. (the “Fenn-Gib Royalty”) (not yet closed as of the date of this Annual Information Form); and

6.

Garrcon. 1.5% to 2.0% NSR royalty on the Garrcon property located in northern Ontario and owned by Northern Gold Mining Inc. (the “Garrcon Royalty”) (not yet closed as of the date of this Annual Information Form).

In conjunction with the Virginia Arrangement, CDPQ and Fonds FTQ were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko and Virginia.

On February 17, 2016, CDPQ exercised such participation right to acquire a 15% interest in the portfolio of twenty-eight (28) Canadian royalty interests acquired by Osisko from Teck to date.

Acquisition of the Vezza Royalties

Pursuant to a royalty purchase agreement dated September 10, 2015, Osisko acquired a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza gold property operated by Ressources Nottaway Inc. (“Nottaway”) for a total acquisition price of $10 million (the “Vezza Purchase Price”). It was agreed that Nottaway shall drawdown on the Vezza Purchase Price in no less than two (2) tranches of no more than $5,000,000. As of December 31, 2015, an amount of $5,000,000, payable on the Vezza Purchase Price, was outstanding and payable by Osisko on demand. In March 2016, the Vezza Purchase Price was paid in full. The Vezza property is located 25 km from Matagami, Québec.

Highland Copper Company Inc.

On October 7, 2015, Osisko subscribed for 24,426,434 common shares of Highland at a price of $0.15 per share for an aggregate consideration of $3,663,965.

Following this private placement, Osisko had ownership and control over 29,420,434 common shares of Highland, representing approximately 19.1% of the issued and outstanding common shares of Highland.

Dividend Reinvestment Plan

On September 21, 2015, Osisko implemented a dividend reinvestment Dividend Reinvestment Plan (the “Dividend Reinvestment Plan”).

The Dividend Reinvestment Plan allows shareholders to reinvest their cash dividends into additional Osisko Shares either purchased on the open market through the facilities of TSX, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by Osisko Shareholders who elect to participate in the Dividend Reinvestment Plan.

On October 15, 2015, Osisko issued 11,764 Osisko Shares, using a 3% discount. On January 15, 2016, Osisko issued 22,163 Osisko Shares, using a 3% discount.

Oban Mining Corporation

On June 8, 2015, Oban entered into binding letter agreements with each of Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation in respect of the proposed acquisition by Oban of such companies.

In connection with the foregoing, Osisko and Oban entered into an agreement pursuant to which Osisko agreed to purchase up to 181,818,181 common shares of Oban at a price of $0.11 per share, for an aggregate purchase price of up to $20 million (the “Oban Placement”).

The financing commitment included the grant to Osisko of first rights to participate in royalties and streams created by Oban and pro rata financing participation rights. For a period of five (5) years from the date of closing of the transaction, Osisko will have a one-time right, should Oban seek financing in debt or equity markets, to provide first financing to Oban equal to $5 million in exchange for the granting by Oban of a 1% NSR over such properties as are wholly owned by Oban immediately following completion of the transaction. In addition, administrative services will be provided to Oban by Osisko.

The Oban Placement closed on August 25, 2015, pursuant to which Osisko purchased 161,750,984 common shares of Oban at a price of $0.11 per share, for aggregate gross proceeds of approximately $17.8 million, resulting in Osisko holding approximately 16.9% of the issued and outstanding common shares of Oban on a non-diluted basis.

Following the completion of the Oban Placement, Sean Roosen (Chair and Chief Executive Officer of Osisko; director of Oban since August 2015), John F. Burzynski (Director and Senior Vice President, New Business Development of Osisko; director of Oban since February 2010) and Robert Wares (director of Oban since January 2013) were appointed to the board of directors of Oban as nominees of Osisko further to nomination rights, among other rights, granted to Osisko in connection with the Oban Placement.

Labrador Iron Ore Royalty Corporation

On May 15, 2015, Osisko announced the acquisition of a 9.75% equity interest in Labrador Iron Ore Royalty Corporation (“LIF”).

LIF is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	a 7% gross royalty on IOC’s iron ore operations;
•	a $0.10 per tonne marketing fee on all products sold by IOC; and
•	a 15% direct interest in IOC.

IOC is a Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIF. To date, LIF has distributed the majority of its cash flows received from IOC through royalties, fees and dividends.

Malartic CHL Prospect

Prior to completion of the Agnico-Yamana Arrangement, OMC held a direct 70% interest in the Malartic CHL Prospect.

Upon completion of the Agnico-Yamana Arrangement, the Malartic CHL Prospect was not included in the Canadian Malartic NSR due to the pending legal dispute with a third party.

On February 23, 2015, Osisko provided a public update in respect of its royalty interest in the Malartic CHL prospect (the “Malartic CHL Prospect”), which among other things hosts the Odyssey North discovery (“Odyssey North”) and announced that it has entered into a letter of intent with Agnico and Yamana whereby Osisko received a 3% NSR royalty on 100% of the Malartic CHL Prospect.

$200 Million Bought Deal Private Placement

On January 21, 2015, Osisko announced a bought deal private placement with a syndicate of underwriters, co-led by Macquarie Capital Markets Canada Ltd. and RBC Dominion Securities Inc. (the “2015 Underwriters”), pursuant to which the 2015 Underwriters have agreed to buy 10,960,000 special warrants of Osisko (the “Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000.

Each Special Warrant entitled the holder to acquire, for no additional consideration, one (1) unit of Osisko (a “SW Unit”), with each SW Unit comprised of one (1) Osisko Share and one-half of one common share purchase warrant of Osisko (each whole common share purchase warrant a “SW Warrant”), exercisable for eighty-four (84) months following closing of the deal at a price of $36.50 per Osisko Share.

The Special Warrants were automatically exercised or deemed to be exercised by the holders thereof on March 5, 2015, following which Osisko issued an aggregate of 10,960,000 Common Shares and 5,480,000 SW Warrants.

Closing of Virginia Arrangement

On January 12, 2015, all resolutions in connection with the Virginia Arrangement were approved at the special meetings of shareholders of Virginia (the “Virginia Meeting”) and of Osisko (the “Osisko Meeting”). At the Virginia Meeting, the special resolution authorizing the Virginia Arrangement was approved by 99.36% of the Virginia Shareholders present in person or represented by proxy, which were representing 77.60% of all issued and outstanding Virginia Shares. At the Osisko Meeting, the ordinary resolution authorizing the maximum number of Osisko Shares issuable in connection with the Virginia Arrangement was approved by 99.91% of the Osisko Shareholders present in person or represented by proxy, which were representing 80% of all issued and outstanding Osisko Shares.

On January 15, 2015, Virginia received final approval of the Superior Court of Québec for the Virginia Arrangement.

On February 17, 2015 (the “Virginia Arrangement Effective Date”), the following transactions contemplated under the Virginia Arrangement closed:

(a)

each Virginia Share held by a Virginia Shareholder (other than Osisko) was transferred by the holder thereof to Osisko in exchange for 0.92 Osisko Share, free and clear of any liens, claims or Encumbrances, subject the Virginia Plan of Arrangement and Virginia and SubCo amalgamated to form MergeCo, under the name “Osisko Exploration James Bay Inc. / Exploration Osisko - Baie James Inc.” and thereby becoming a wholly-owned subsidiary of Osisko;

(b)

each Virginia Option outstanding immediately prior to the Virginia Arrangement Effective Date, whether or not vested, was exchanged for an option (each a “Replacement Osisko Option”) to acquire from Osisko the number of Osisko Shares equal to the product of the number of Virginia Shares by the Exchange Ratio. The exercise price per Osisko Share subject to a Replacement Osisko Option shall be equal to the quotient obtained by dividing the exercise price per Virginia Share by the Exchange Ratio;

(c)

The exchange rights agreement dated January 31, 2014 (the “Coulon Exchange Rights Agreement”) was amended so that, a Coulon Shareholder shall, upon exercise of such Coulon Shareholder’s exchange rights thereunder (the “Coulon Exchange Right”) in accordance with the terms and conditions of the Coulon Exchange Rights Agreement, no longer be entitled to receive Virginia Shares and shall instead be entitled to receive from Osisko such number of Osisko Shares (rounded to the nearest whole number with half of an Osisko Share rounded upwards) calculated in accordance with the formula set out in the Virginia Plan of Arrangement.

Consequently, on February 17, 2015, in connection with the closing of the Virginia Arrangement:

(i)	29,964,240 Osisko Shares were issued to Virginia Shareholders (other than Osisko) in exchange for their Virginia Shares;

(ii)	the outstanding Virginia Options were exchanged for 1,695,770 Replacement Osisko Options; and

(iii)	up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

In addition, in connection with the closing of the Virginia Arrangement, André Gaumond and Pierre Labbé were nominated as directors of Osisko.

2014

Highland Copper Company Inc.

On December 16, 2014, Osisko announced the closing of a transaction with Highland whereby Osisko has provided Highland with a C$10 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. Under this transaction, Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland’s White Pine North and Copperwood Projects (collectively, the “Michigan Projects”).

Under the terms of this transaction, Osisko has provided Highland with a C$10 million loan, secured against all of Highland’s assets (the “Highland Secured Loan”), until the earlier of such time that Highland completes its acquisition of the White Pine North project, or March 31, 2016. Upon Highland completing its acquisition of the White Pine North project, the Highland Secured Loan may be assigned, at Osisko’s discretion, to Highland in exchange for a 3% sliding-scale NSR royalty on all metals from the White Pine North project (the “White Pine North Royalty”). The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound.

Additionally, Osisko has been granted an option to purchase a 100% silver NSR royalty on the Michigan Projects (the “Highland Silver Royalty”) for future cash consideration of US$26 million should Osisko exercise its exclusive option to acquire the Highland Silver Royalty. At its sole discretion, Osisko may elect to purchase the Highland Silver Royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan Projects.

In connection with the Highland Secured Loan, Osisko had the right to nominate one (1) director to the Highland board (which right was exercised on November 23, 2015 with the appointment of Luc Lessard). Osisko has the right to nominate one (1) additional director to the Highland board upon exercise of the Highland Silver Royalty option.

$100 Million Revolving Credit Facility

On November 21, 2014, Osisko entered into a $100 million revolving credit facility agreement with National Bank of Canada to obtain a revolving credit facility to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams.

The revolving credit facility is secured by Osisko’s assets and has a two-year term, which can be extended by one year on each anniversary. The facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and LIBOR loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on Osisko’s leverage ratio.

Normal Course Issuer Bid

On November 17, 2014, Osisko announced its intention to commence a normal course issuer bid (the “Osisko NCIB”) to purchase for cancellation, from time to time, up to the greater of (i) 5% of the issued and outstanding Osisko Shares, and (ii) 10% of the “public float” (as that term is defined in the TSX Company Manual) over a twelve-month period, subject to TSX approval.

On November 28, 2014, following TSX approval, Osisko announced the commencement of the Osisko NCIB.

No Osisko Shares have been purchased by Osisko pursuant to the Osisko NCIB.

Initiation of Quarterly Dividend Program

On November 17, 2014, Osisko announced that the Osisko Board approved the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends for the following quarters:

Quarter ending	Date of Payment and Dividend per Share
December 31, 2014	January 15, 2015 $0.03 per Osisko Share
March 31, 2015	April 15, 2015 $0.03 per Osisko Share
June 30, 2015	July 15, 2015 $0.03 per Osisko Share
September 31, 2015	October 15, 2015 $0.03 per Osisko Share
December 31, 2015	January 15, 2016 $0.04 per Osisko Share
March 31, 2016	April 15, 2016 $0.04 per Osisko Share

Virginia Arrangement Agreement and Private Placements with CDPQ and Fonds FTQ

On November 16, 2014, Osisko entered into the Virginia Arrangement Agreement with Virginia and SubCo, a wholly-owned subsidiary of Osisko.

On November 16, 2014, Osisko and Virginia entered into binding subscription agreements with la Caisse de dépôt et placement du Québec (“CDPQ”) and le Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds FTQ”) for private placements of Osisko Shares and Virginia Shares. Together, the CDPQ and the Fonds FTQ subscribed for 2,794,411 Osisko Shares at a price of $15.03 per Osisko Share for aggregate gross proceeds of approximately $42 million. In addition, the CDPQ and the Fonds FTQ together subscribed for 2,024,583 Virginia Shares at a price of $13.83 per Virginia Share for aggregate gross proceeds of approximately $28 million. On November 26, 2014, following TSX approval, the private placements closed.

On November 16, 2014, Osisko entered into a share purchase agreement with a certain shareholder of Virginia to acquire, in the aggregate, 2,387,616 Virginia Shares for consideration of $14.19 per Virginia Share, satisfied by the delivery of 0.92 Osisko Shares for each Virginia Share. The acquisition of such Virginia Shares was completed on December 1, 2014. The 2,387,616 Virginia Shares acquired by Osisko under such share purchase agreement represented approximately 6.7% of the issued and outstanding Virginia Shares.

On November 25, 2014, Osisko acquired beneficial ownership of an additional 1,000,000 Virginia Shares at a price of $13.00 per Virginia Share and, on November 28, 2014, Osisko acquired beneficial ownership of an additional 175,000 Virginia Shares. Osisko acquired these 1,175,000 Virginia Shares through the facilities of the TSX.

Niogold Mining Corp.

On August 29, 2014, Osisko completed a non-brokered private placement to acquire 14,000,000 flow-through common shares of Niogold at a price of $0.35 per share. Upon closing of the transaction, Osisko owned 23,598,500 common shares of NioGold (the “NioGold Shares”), or approximately 19.5% of the issued and outstanding NioGold Shares. In addition, Osisko completed the purchase of the rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban block and Malartic Hygrade-NSM block for an aggregate purchase price $150,000. Such rights include the right to repurchase (a) for the price of $1,000,000: (i) 0.25% NSR on the Marban claims, (ii) 0.5% NSR on the First Canadian claims and (iii) 1.0% NSR on the Norlartic claims; and (b) for the price of $1,000,000, 1.0% NSR on the Malartic Hygrade-NSM claims.

On October 30, 2014, Sean Roosen and Bryan A. Coates were elected as directors of NioGold.

Falco Resources Ltd.

On August 28, 2014, Osisko entered into a share purchase agreement with QMX Gold Corporation to acquire 1,488,990 common shares of Falco at a price of $0.45 per share for an aggregate purchase price of $670,045, representing approximately 2.04% of the issued and outstanding common shares of Falco (the “Falco Shares”). In addition, Osisko acquired, subject to the policies of the TSX Venture Exchange, an additional 1,218,265 Falco Shares subject to an escrow agreement at a price of $0.27 per share for an aggregate purchase price of $328,931.

On September 12, 2014, Falco appointed Sean Roosen, the Chair and CEO of Osisko, as Chair of Falco.

The Agnico-Yamana Arrangement

Osisko was formed following the entering into of the Agnico-Yamana Arrangement Agreement by Agnico, Yamana and OMC.

In connection with the Agnico-Yamana Arrangement, OMC transferred to Osisko all of its legal and beneficial right, title and interest in and to the OMC Assets (as defined below) in consideration for (i) the issuance by Osisko to OMC of 479,004,578 Osisko Shares (on a pre-consolidation basis), and (ii) the assumption by Osisko of the OMC Liabilities, all in accordance with the terms of the OMC Contribution Agreement.

The assets contributed pursuant to the OMC Contribution Agreement (collectively, the “OMC Assets”) included the following:

(i)	$157,000,000 in cash;

(ii)	the Canadian Malartic NSR, including the Canadian Malartic Mill Fee Royalty;

(iii)	the Canadian Exploration Properties NSR, including a 2% net smelter return royalty on the Yukon Properties;

(iv)	all legal and beneficial interest of OMC and the subsidiaries of OMC in the Osisko Subsidiaries;

(v)	the publicly traded equity investments of OMC held at the effective time of the Agnico-Yamana Arrangement; and

(vi)	all right, title and interest to the name “Osisko Mining Corporation”.

Osisko’s initial asset base also included a Canadian tax base of $50 million related to the Canadian Malartic NSR to be used to shelter income from federal and Québec income taxes.

The OMC Liabilities are all of the liabilities of OMC and its affiliates, contingent or otherwise, which pertain to the OMC Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

The following organizational chart depicts Osisko’s holding of the Canadian Malartic NSR, the Canadian Exploration Properties NSR and its interest in the Mexican Properties immediately following the Agnico-Yamana Arrangement.

The Canadian Malartic NSR Agreement

Pursuant to the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP (the “Canadian Malartic NSR Agreement”), Osisko holds in the properties (“CM Properties”) subject to the Canadian Malartic NSR (as defined herein) a real right in the CM Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CM Properties) and Canadian Malartic GP has agreed to pay Osisko a royalty equal to 5% of the net smelter return (as defined in the Canadian Malartic NSR Agreement) from production of metals, ores and other materials recovered from the CM Properties (the “Canadian Malartic NSR”). The term of the Canadian Malartic NSR Agreement is perpetual.

The Canadian Malartic NSR is payable quarterly and all payments pursuant to the Canadian Malartic NSR to be paid in cash must be paid in United States dollars. Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic NSR for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 5% of the refined gold and 5% of the refined silver credited as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. For 2014, 2015 and 2016, Osisko has elected to receive the Canadian Malartic NSR in-kind.

Osisko has the right to inspect the CM Properties and to inspect and audit books and records upon 20 days’ prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the CM Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required pay Osisko a C$0.40 per tonne milling fee in respect of ore milled at the CM Properties after June 16, 2021 that is not produced from the CM Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tonnes per day.

Osisko may assign all of its rights in the Canadian Malartic NSR without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the CM Properties unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the CM Properties in favour of Osisko and securing payment of the Canadian Malartic NSR subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic NSR Agreement. The Canadian Malartic NSR Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

The Canadian Exploration Properties NSR Agreement

Pursuant to the net smelter return royalty agreement dated June 16, 2014 between Osisko and OMC (the “Canadian Exploration Properties NSR Agreement”), Osisko holds in the properties (the “CEP Properties”) subject to the Canadian Exploration Properties NSR (which include the two advanced exploration projects, Hammond Reef and Upper Beaver located in Ontario, Canada) a real right in the CEP Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CEP Properties) and OMC has agreed to pay Osisko a royalty equal to 2% of the net smelter return (as defined in the Canadian Exploration Properties NSR Agreement) from production of metals, ores and other materials recovered from the CEP Properties (the “Canadian Exploration Properties NSR”). The term of the Canadian Exploration Properties NSR Agreement is perpetual.

The Canadian Exploration Properties NSR is payable quarterly and all payments pursuant to the Canadian Exploration Properties NSR to be paid in cash must be paid in United States dollars. Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Exploration

Properties NSR for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 2% of the refined gold and 2% of the refined silver credited to the owner as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. No payment or credit in respect of the Canadian Exploration Properties NSR may be made to Osisko in respect of products produced from the Kinross NSR Properties until the royalty payable pursuant to the Kinross Net Smelter Return Royalty Agreement dated July 31, 2008 between Brett Resources Inc. (a predecessor of OMC) and Kinross Gold Corporation, has been paid in full for the relevant time period.

Osisko has the right to inspect the CEP Properties and to inspect and audit books and records upon 20 days’ prior notice to OMC. OMC is required to deliver to Osisko an annual forecast report.

If OMC intends to abandon any portion of the CEP Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Osisko may assign all of its rights in the Canadian Exploration Properties NSR without the prior consent of OMC. OMC may not assign or otherwise convey the CEP Properties unless certain conditions are satisfied.

Significant Acquisitions

The Virginia Arrangement has closed during the financial year ended December 31, 2015 and constituted a significant acquisition for which Osisko has filed on SEDAR a Business Acquisition Report as required under Part 8 of NI-102.

RISK FACTORS

Risk Factors

An investment in Osisko Shares, as well as in Osisko’s prospects, is speculative due to the risk nature of its business and the present stage of its development. Shareholders of Osisko may lose their entire investment. The risks described below are not the only ones facing Osisko. Additional risks not currently known to Osisko, or that Osisko currently deems immaterial, may also impair Osisko’s operations. If any of the following risks actually occur, Osisko’s business, financial condition and operating results could be adversely affected.

An investment in Osisko is considered speculative primarily due to the nature of Osisko’s business. There is no assurance that certain of Osisko’s royalty or property interests or other assets will generate earnings, operate profitably or provide a return on investment in the future.

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko’s interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its royalty portfolio and investments might be significantly affected by changes in the market price of the commodities underlying its royalties and other investments. Osisko’s revenue will be particularly sensitive to changes in the price of gold, as the revenue from gold represents the majority of the cash flow derived from its royalty portfolio.

Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko’s profitability, results of operations and financial condition. Although Osisko believes that the fundamentals of supply and demand will remain robust in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

For the year ended December 31, 2015, Osisko did not utilize any hedging programs to mitigate the effect of commodity price movement.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it only has a royalty interest

As a royalty holder, Osisko does not serve as the mine’s operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Osisko’s royalty payments may be calculated by the royalty payors in a manner different from Osisko’s projections. Osisko does, however, have rights of audit with respect to such royalty interests.

Osisko has little or no control over mining operations in which it only holds a royalty interest

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds a royalty interest. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the gold production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment/delivery of royalties by the owners and operators of certain properties and any delay in or failure of such royalty payments will affect the revenues generated by Osisko’s asset portfolio

Royalty and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty and other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko’s profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko’s rights to payment and/or delivery under the royalties must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko’s ability to collect outstanding royalties upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko’s business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalty interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Operational Risks

The properties on which Osisko holds interests are subject to exploration and mining risks

Osisko seeks to acquire royalty interests in mineral properties or equity interests in companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko’s operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has a royalty interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko’s control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has a royalty interest may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold a royalty interest. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company’s financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalty interests may require permits and licenses

The properties on which Osisko holds royalty interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which Osisko holds a direct interest or a royalty interest reflect best estimates performed by or on behalf of the owner of such properties, the estimating of mineral resources and mineral reserve is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources and mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Influence of third party stakeholders

The lands in which Osisko holds an interestand roads or other means of access which Osisko utilizes or intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, Osisko’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Foreign operation risk

Substantially all of Osisko’s assets in Mexico are held through local entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities could restrict Osisko’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Osisko’s valuation and stock price.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight. Possible sources of reputational risk could come from operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to help manage and support Osisko’s reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko’s financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. Osisko only has a recent history of profitability. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the sale of additional equity capital or borrowings. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko’s business and financial condition.

In addition, failure to comply with financial covenants under Osisko’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Osisko’s financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may sell additional securities including, but not limited to, the Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is, subject to the discretion of the Osisko Board, based on, among other things, Osisko’s earnings, financial requirements for Osisko’s operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting

While Osisko’s internal controls over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Osisko’s failure to achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko’s business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko’s internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on Osisko’s business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko’s business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Further, while certain of Osisko’s officers and directors have experience in the exploration and development of mineral properties, Osisko remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of Osisko or be available upon commercially acceptable terms.

Currency Risks

Osisko’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko’s main activities and offices are currently located in Canada and the costs associated with Osisko’s activities are in majority denominated in Canadian dollar. However, Osisko’s revenues from the sale of gold and silver are in U.S. dollars. Osisko is subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Osisko’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko’s securities at any given time may not accurately reflect the long term value of Osisko.

Legal Risks

Osisko is subject to significant governmental regulations

Osisko’s exploration and development activities are subject to extensive federal, provincial and local laws and regulations governing various matters, including: environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. Osisko may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Osisko’s activities and delays in the exploration of properties.

Osisko’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko’s compliance costs and the risk of non compliance, which could have an adverse effect on the price of Osisko’s securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko’s efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact Osisko’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, Osisko’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties in which Osisko holds an interest. If there are title defects with respect to any such properties, Osisko might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalty interests

Royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalty interests or the companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds a royalty (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a royalty holder or a shareholder, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalty interests may not protect Osisko’s interests

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.

Environmental risks and hazards

Osisko is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko’s operations. Environmental hazards may exist on the properties which are unknown to Osisko at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko has investments in properties and projects located in foreign countries, including the United States of America and Mexico. The carrying values of these properties and Osisko’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt Osisko’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko’s operations.

Conflict of Interest Risks

Some of Osisko’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko’s financial position.

Merger and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. Global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko’s business and may expose it to new geographic, political, operating, financial and geological risks. Osisko’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Osisko’s ongoing business; the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Osisko’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalty or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko’s profitability, results of operation and financial condition.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies are engaged in the search for and the acquisition of royalty or other mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of royalty or other mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Osisko will be able to compete successfully against other companies in acquiring interests in new natural resource properties and royalty interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko’s inability to acquire additional royalty interests and other investments in mineral properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future royalty payments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions (purchasing, gold, payroll) and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

MATERIAL MINERAL PROJECT - THE CANADIAN MALARTIC NSR

General

Pursuant to the terms of the Canadian Malartic NSR Agreement, Osisko holds the Canadian Malartic NSR, which royalty was granted by Canadian Malartic GP to OMC, and subsequently contributed by OMC to Osisko, all in connection with the Agnico-Yamana Arrangement. See “General Development of Osisko’s Business - The Agnico-Yamana Arrangement”. For more information regarding the Canadian Malartic NSR Agreement, see “General Development of Osisko’s Business - The Canadian Malartic NSR Agreement”.

Most Recent Technical Report

The most recent technical report filed by Agnico and Yamana on the Canadian Malartic Property in accordance with NI 43-101 is entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” with an effective date of June 16, 2014 and a signature date of August 13, 2014 (the “Canadian Malartic Report”). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Canadian Malartic Report; (b) Yamana’s and Agnico’s most recent annual information forms; and (c) various news releases publicly filed by Agnico and/or Yamana, and which may all be consulted under Agnico’s and/or Yamana’s issuer profiles on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Luc Lessard, Eng., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Canadian Malartic Property is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 29, 2016 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico and/or Yamana.

Project Description, Location and Access

The Canadian Malartic mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The mine lies within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Natural Resources (Québec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec). The Canadian Malartic mine is comprised of the East Amphi property, the CHL Malartic prospect and the Canadian Malartic property. The Canadian Malartic mine consists of a contiguous block comprising one (1) mining concession, five (5) mining leases and 208 mining claims covering an aggregate area of 8,735.9 hectares. The Canadian Malartic mine is owned by Canadian Malartic GP. The Canadian Malartic mining claims give Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land.

Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and February 17, 2034, and are automatically renewable for three further ten-year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed either from Val d’Or in the east or from Rouyn-Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic mine. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic mine is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in Val-d’Or, about 25 km east of the Canadian Malartic mine.

A buffer zone 135 metres wide has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built mainly using rock and topsoil produced during pre-stripping work. The height of this landscaped ridge is 15 metres where the concentration of residents is higher and five (5) to six (6) metres in less populated areas.

The electrical power for the Canadian Malartic mine is supplied from the existing Hydro-Québec 120kV Cadillac main substation. A 120 kV electrical transmission line, approximately 19 kilometres long was built. The plant water systems consist of the process water system which is supplied principally from the plant thickener overflows, the fresh water system which is supplied from an old underground mine dewatering system, the reagent preparation water system, the gland water distribution system and the reclaim water from form the Southeast Pond area. The Canadian Malartic mine is also connected to the Malartic municipal sewage and potable water systems. Fuel storage facilities have 250,000 litres of storage capacity.

Skilled workers are available from the areas within an approximate 25 km radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

The Canadian Malartic Property is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the property has altitudes ranging from 310 metres above sea level (“masl”) to 360 masl. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas.

Overburden is characteristically a thin layer of till, typically only a few metres thick, with local surface development of organic-rich boggy material. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern portion of the property and lithologies become harder and more resistant to erosion.

The Canadian Malartic mine includes open-pit operations, an administration/warehouse building, a mine office/truck shop building, a process plant and the crushing plant.

Following the joint acquisition of OMC by Agnico and Yamana, most of the mining titles are subject to a 5% net smelter return royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko and Abitibi Royalties Inc. In addition, of the 208 mining claims constituting the Canadian Malartic property on June 16, 2014, 101 where also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, OMC acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, OMC completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

As of December 31, 2010, the Canadian Malartic mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic mine was fully permitted.

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° – N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Group and the northern part of the Pontiac Group have been metamorphosed to upper Piché greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 km northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 km southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), all of which are generally spatially associated with stockworks and disseminations within dioritic or felsic porphyritic intrusions.

Deposit Type

Before the acquisition of the property in 2004 by OMC, several models were proposed by various authors to explain the origin of the gold deposits in the Malartic camp. Among the proposed models are an epigenetic model with structural and lithological control, an orthomagmatic-origin porphyry-related model, a porphyry gold model, and a disseminated-stockwork zone model centered on felsic porphyry intrusions.

In 2004, OMC’s personnel adopted the porphyry gold model as a tool to drive exploration on the property. More recently, a new model was proposed to define the deposit type explaining the gold mineralization of the Canadian Malartic mine. It represents a magmatic-hydrothermal model that calls for the exsolution of an ore fluid from monzodioritic magma at mid-crustal levels. During its ascent, this fluid potassically altered, carbonated, sulphidized and locally silicified the host rocks and deposited gold. The porphyritic rocks that host some of the mineralization were thus not the source of the fluids. Rather, their contacts with Pontiac greywacke and Piché mafic and ultramafic rocks provided the competency contrasts that helped focus the mineralizing fluids.

Sampling, Analysis and Data Verification

The available data from the QA/QC programs for the Canadian Malartic databases show overall acceptable results.

The statistics of the Certified Reference Materials (standards) are considered within industry-accepted limits of accuracy.

The level of contamination appears to be low as the blank samples do not display evidence of significant contamination.

The samples sent to an external laboratory do not show any significant bias as the global average is about the same and the coefficient of correlation between the two populations is higher than 98%.

For reference standard samples, the control charts produced by OMC consist of the assay results for each standard plotted on the y axis against time on the x axis. Superimposed on this chart are five horizontal reference lines representing the accepted value for the standard, the accepted value +2SD and +3SD (standard deviations), and the accepted value -2SD and -3SD. An analysis of a standard is considered a QA/QC failure if the result comes back outside of the ±3SD lines. Such charts can also show trends of drift over time indicating problems with calibration of instruments.

Diamond drilling and reverse circulation (RC) drilling were used equally during interpolation over a portion of the Canadian Malartic deposit. Although the RC portion represents less than 10% of the entire tonnage (22.6 Mt over 245.9 Mt), it would be worthwhile to run a comparative study to confirm that no bias exists between both drilling and sampling methods although good reconciliation during recent mining activities suggest that no bias is to be expected.

The Canadian Malartic drill hole databases are considered robust and suitable enough for use in mineral resource estimation studies.

Mineral Processing and Metallurgical Testing

Canadian Malartic ore is composed of four main lithologies (CPO, SPO, CGR and SGR) spread throughout the deposit in an average ratio of 10%, 20%, 28% and 42%. The deposit was studied (metallurgical testwork) along three axes: east-west, north-south and depth. The main parameters studied were hardness and abrasion variability, reagent consumption and gold recovery.

The Canadian Malartic ore has been subjected to a full drop weight test program over the last 2 years to study hardness. The conclusion of the testwork is that the materials’ Axb values range from 17 to 45 with an average of 26.8, which justifies the need for extra crushing capacity, installed after initial startup, due to the very competent nature of the ore; in fact, this constitutes the characteristic of the ore that limits the capacity of the process plant throughput.

The deposit was split into four zones (West, North, East and South) based on similar metallurgical behaviour. Recovery curves (recovery vs. head grade) were generated based on the years of operation to date.

All reagent consumptions are based on the years of operation to date and should remain in the same range based on the fact that the deposit shows similar consumptions throughout all sections of the pit.

Gold deportment and diagnostic leach tests demonstrated that the residual gold, after the leach process, is encapsulated mainly in pyrite. The significant proportion of the gold remaining in the tailings after the leach process was characterized as very fine. It was demonstrated that gravimetric processes are inefficient due to the small grain size. The grind of the leach feed is the most important parameter observed, especially for the gold encapsulated in sulphide. The finer the grind, the higher the recovery, especially for the gold in sulphide.

Mining Operations

The Canadian Malartic mine is a large open-pit operation comprising the Canadian Malartic, Barnat and Gouldie pits. Canadian Malartic GP continues to work with the Québec Ministry of Transport and the town of Malartic on the deviation of Québec provincial highway No. 117 to gain access to the higher grade Barnat deposit. The final layout and the environmental impact study was completed by the end of January 2015.

Mining at the Canadian Malartic mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tonnes per day.

Processing and Recovery Operations

Since the June 16, 2014 acquisition of OMC, Agnico and Yamana have each held a 50% interest in the Canadian Malartic mine. From June 16 to December 31, 2014, the Canadian Malartic mine’s payable production was 286,016 ounces of gold and 299,102 ounces of silver, at a total cash costs per ounce of gold produced of $701 on a by-product basis and $721 on a co-product basis.

Over the full year of 2014, the Canadian Malartic mine had payable production of 535,470 ounces of gold and 533,315 ounces of silver from 18,705,550 tonnes of ore grading 1.00 gram of gold per tonne and 1.19 grams of silver per tonne. The Canadian Malartic processing facility averaged 51,248 tonnes of ore per day and operated 94.2% of available time. Gold and silver recovery averaged 88.8% and 74.8%, respectively. The minesite costs per tonne at Canadian Malartic were C$19.76.

The following table sets out the metal recoveries at the Canadian Malartic mine for the full year of 2014.

	Head Grade	Overall Metal Recovery	Payable Production
Gold	1.00 g/t	88.8%	535,470 oz
Silver	1.19 g/t	74.8%	533,315 oz

Infrastructure, Permitting and Compliance Activities

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a daily capacity of 55,000 tonnes of ore.

Ore is processed via conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits.

A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processing via electrowining and the resulting precipitate is smelted into gold/silver dore bars.

Mill tails are thickened and detoxified, reducing cyanide levels below 20 parts per million. A recent study supported the change-over of the existing Combinox (sulfur dioxide - hydrogen peroxide) cyanide detoxifying process into a Caro’s (sulfuric acide - hydrogen peroxide) acid process. Detoxified slurry is subsequently pumped to a conventional tailings facility.

Environmental Matters

In 2011, a detailed plan was developed by OMC to manage hazardous materials, assess infrastructure safety, and monitor noise, vibrations, air quality, dust, atmospheric emissions, effluent quality, groundwater and surface water. As the mine received a number of non-conformance notices, mitigation measures were put in place to improve the process and avoid any non-conformance. The mine’s team of on-site environmental experts continuously monitor regulatory compliance in terms of approvals, permits, and observance of directives and requirements.

The original design of the waste rock pile was developed to accommodate approximately 326 millions of tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The Gouldie deposit is located in the center of the initially planned footprint of the waste rock pile, making it necessary to revise the waste rock piling sequence in order to keep the Gouldie deposit available for mining.

The existing polishing pond, is contained within the current authorized footprint of the tailings management facility. This pond will be later used as a cell to store tailings. Before using this pond, Canadian Malartic GP plans to build a new polishing pond east of dyke A. The existing polishing pond, converted into a tailings cell, will be the 8th cell of the tailings management facility with an estimated capacity of 48 millions of tonnes adding 2.5 years of operation to the tailings management facility capacity for a total of 148 million tonnes and 7.5 years of operation. The total capacity of the current tailings management facility is estimated at 198 million tonnes. The expansion of the open-pit, with the production from the Barnat pit, will increase to 342 million tonnes the total amount of tailings to manage, requiring an additional 144 millions of tonnes in tailings storage capacity. Canadian Malartic GP plans to store tailings in an extended tailings facility and in the Canadian Malartic pit at the end of its operations. According to the mining plan, at the end of mine life, 50 to 100 million tonnes of tailings will be deposited in the pit. The rest of the tailings, a minimum of 59 and a maximum of 109 million tonnes, will be deposited in the extended tailings facility.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit) subject to the environmental impact assessment process of the Québec Environmental Protection Act. The environmental impact assessment has been completed and is under review by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec). Golder Associates Ltd. is designing the tailings extension component and is preparing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant is currently under construction to ensure that in the short and medium term the water to be released to the environment will meet water quality requirements. Adding a treatment plant is expected to reduce the risks associated with surface water management and add flexibility to the system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The reclamation and closure cost is estimated at C$51.5 million. Financial assurance has been provided based on the closure plan.

Capital and Operating Costs

Capital expenditures at the Canadian Malartic mine during 2014 were approximately $36.1 million, which included sustaining capital expenditures and deferred expense, but excluded capitalized drilling. Budgeted 2015 capital expenditures at the Canadian Malartic mine were $59.0 million, excluding capitalized drilling.

Development

Development activities at the Canadian Malartic mine in 2014 primarily consisted of stripping activities. Development activities in 2015 were expected to include additional stripping activities, preparations for the pit extension and work related to the proposed deviation of Québec provincial highway No. 117.

Update on Canadian Malartic

Press Release dated February 10, 2016

Mineral Resources and Mineral Reserves Estimates

Agnico disclosed in a press release dated February 10, 2016 mineral reserve and mineral resource estimates reported as at December 31, 2015. See also “Notice to Investors – Technical Information”. All numbers published by Agnico in respect of the Canadian Malartic mine reflect Agnico’s 50% ownership in the mine. However, unless otherwise noted, the figures presented in this Annual Information Form have been adjusted, where applicable, to reflect 100% of the Canadian Malartic mine.

The following table sets forth the estimated “Mineral Reserves” (as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2015 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Proven and Probable Mineral Reserves(1)(2)(3)(4)

Category	Tonnes (thousands)	Grade (grams per tonne)	Contained Metal (thousands of ounces)
Proven	54,892	0.97	1,720
Probable	166,640	1.12	6,004
Proven + Probable	221,532	1.08	7,726

Notes:

(1)

The Mineral Reserves have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Reserves” are classified as “Proven and Probable Mineral Reserves”, and are based on the CIM Definition Standards.

(2)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine's December 2015 Mineral Reserves and Mineral Resources using the following assumptions: US$1,150 per ounce gold, a cut-off grade between 0.30 g/t and 0.33 g/t gold (depending on the deposit) and an exchange rate of C$1.24 per US$1.00.

(3)

The numbers in the “Tonnes” and “Contained Metal” columns are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated “Mineral Resources” (as defined in accordance with the CIM Definition Standards) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2015 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Measured and Indicated Mineral Resources(1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (thousands)	Grade (grams per tonne)
Measured	3,504	1.32
Indicated	22,158	1.55
Inferred	8,988	1.47

Notes:

(1)

The Mineral Resources have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Resources” are classified as “Measured, Indicated and Inferred Mineral Resources”, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine’s December 2015 Mineral Reserves and Mineral Resources using the following assumptions: US$1,150 per ounce gold, a cut-off grade between 0.30 g/t and 0.33 g/t gold (depending on the deposit) and an exchange rate of C$1.24 per US$1.00.

(4)

The quantity and grade of reported “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(5)

The numbers in the “Tonnes” column are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

(6)	Numbers may not add up due to rounding.

Agnico disclosed the following (figures below have not been adjusted by Osisko and reflect only 50% of the Canadian Malartic operation): “At Canadian Malartic, the gold in all mineral resource categories declined as the result of adjusting the approach to the out-pit material (adjacent to or below the pit outline) throughout the property. The approach of tripling the cut-off grade of the out-pit mineral resources had the effect of removing 343,000 ounces from the measured and indicated mineral resources, leaving 625,000 ounces (12.8 million tonnes of ore grading 1.51 g/t gold) in measured and indicated mineral resources. The same approach resulted in removing 344,000 ounces from the inferred mineral resource base, leaving 213,000 ounces (4.5 million tonnes of ore grading 1.47 g/t gold) of inferred mineral resources.”

Mining Operations

For the full year 2015, the Canadian Malartic mill processed an average of 52,300 tpd compared with an average of 51,248 tpd in 2014. Minesite costs per tonne were approximately $23 ($20.24 excluding royalties) compared to the $22 ($19.76 excluding royalties) per tonne experienced in 2014. The 2014 tonnage and costs are not considered to be representative as they only reflect the period from the acquisition date of June 16 through December 31.

For the full year 2015, production at the Canadian Malartic mine was 571,618 ounces of gold at total cash costs per ounce on a by-product basis of $596. Furthermore, the mine poured its two millionth ounce of gold in September 2015.

Exploration Programs

At the Canadian Malartic mine (owned 50% by Agnico and 50% by Yamana), exploration programs are planned to evaluate a number of near pit/underground targets at the mine and further define the extent of the mineralization at the Odyssey Zone (which is located to the east of the Canadian Malartic open pit). Both of these opportunities could provide new potential sources of ore for the Canadian Malartic mill.

In 2016, the Canadian Malartic block model will be reviewed to further define the potential of a number of near pit/underground targets and a 60,000 metre drill program has been proposed to further evaluate the extent of the mineralization at Odyssey.

Outlook

Since acquiring the mine in June 2014, Canadian Malartic GP has been looking at a variety of ways to optimize the operations. In parallel with the Barnat permitting, the Canadian Malartic GP is currently working on the permitting necessary for improving the efficiency and environmental performance of the existing mobile crusher. At this point, milling levels are expected to be approximately 53,000 tpd through year-end 2016.

Several other opportunities have been identified to further optimize productivity, including:

•	Improvements to SAG mill liners in order to reduce the number of major shutdowns to three from four;

•	Higher North Zone performance with the purchase of an additional remote control production back hoe. This should result in higher grade ore being brought to the mill;

•	Cost savings opportunities: primarily on explosives and contractors;

•	Ongoing continuous improvement projects.

Ounce reconciliation with the block model continues to be positive (approximately 5% higher) and is an opportunity to provide additional production flexibility going forward.

Permitting activities for the Barnat extension and deviation of Highway 117 are continuing on schedule. An Environmental Impact Assessment for this project was submitted in February 2015. A second series of questions from the Québec government was received in December 2015, and final responses were submitted in January 2016.

Public hearings are expected to be held later in 2016. Granting of final permits is expected to occur after the completion of the public consultation process. In parallel, Canadian Malartic GP is working on permitting for improving the efficiency and environmental performance of the existing mobile crusher.

MATERIAL MINERAL PROJECT - THE ÉLÉONORE NSR

General

Pursuant to the terms of a royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines Inc. (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp) and Virginia (the “Éléonore NSR Agreement”), Osisko Exploration James Bay holds a perpetual sliding-scale production royalty calculated on the net smelter returns (“NSR”) from all production from the Éléonore Project (the “Éléonore NSR”).

The percentage applicable for gold is (a) set at 2.0% on the first three million ounces of gold; (b) increases by 0.25% per million ounces thereafter; (c) is subject to a 10% increase if the spot gold price is above US$500 per ounce; and (d) will not be higher than 3.5% .

Royalty Percentage Relative to the Total Ounces of Gold Produced from the Éléonore Project
Royalty Percentage	Gold Ounces Produced from the Éléonore Project
2.0%	On the first three (3) million ounces
2.25%	On the cumulative ounces produced between 3 million ounces and 4 million ounces
+ 0.25%	For every additional million ounces of gold produced above 4 million ounces
Royalty Percentage Relative to the Price of Gold
The applicable Royalty Percentage less 10% of applicable Royalty Percentage	If price of gold less than or equal to US$350 / ounce
The applicable Royalty Percentage less 5% of applicable Royalty Percentage	If price of gold greater than US$350 / ounce but less than or equal to US$400 / ounce
The applicable Royalty Percentage	If price of gold greater than US$400 / ounce but less than or equal to US$450 / ounce
The applicable Royalty Percentage plus 5% of applicable Royalty Percentage	If price of gold greater than US$450 / ounce but less than or equal to US$500 / ounce
The applicable Royalty Percentage plus 10% of applicable Royalty Percentage	If price of gold greater than US$500 / ounce

The aggregate production royalty in respect of all precious metals other than gold is 2% NSR. The aggregate production royalty in respect of other minerals is 2% NSR.

Considering that Opinaca has not brought the Éléonore Project into commercial production within 36 months, Virginia received, in accordance with the terms of the Éléonore NSR Agreement, advance royalty payments of US$100,000 per month, up to US$5,000,000.

All payments pursuant to the Éléonore NSR Agreement must be paid in United States dollars. Osisko Exploration James Bay may elect to receive payment of the Éléonore NSR on precious metals as an in-kind credit. For 2015 and 2016, Osisko Exploration James Bay has elected to receive the Éléonore NSR in-kind.

Osisko Exploration James Bay may not assign all of its rights in the Éléonore NSR unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the Éléonore Project (including the land, the buildings that are or will be erected thereon, and the property that is or will be, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable) and securing payment of the Éléonore NSR, subject to certain terms and conditions.

Most Recent Technical Report

The most recent technical report filed by Goldcorp on the Éléonore Project in accordance with NI 43-101 is entitled “Éléonore Gold Project Québec, Canada NI 43-101 Technical Report” with an effective date of January 26, 2014 and a signature date of March 27, 2014 (the “Éléonore Report”). Reference should be made to the full text of the Éléonore Report. The Éléonore Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Éléonore Report; (b) Goldcorp’s most recent annual information form; and (c) various news releases publicly filed by Goldcorp, and which may all be consulted under Goldcorp’s issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Paul Archer, M.Sc., Eng., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Éléonore Project is based on information publicly disclosed by Goldcorp and information/data available in the public domain as at March 29, 2016 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Goldcorp has publicly disclosed all scientific and technical information that is material to Osisko.

As a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Goldcorp.

Project Description and Location

The Éléonore Project is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Project is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. The Éléonore Project comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). A block of four claims totalling 208 hectares located in the central area of the property was purchased in 2011 by Goldcorp through an agreement with Wemindji Exploration, and are 100% owned by Opinaca. The Éléonore Project hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two (2) year period and can be renewed every two (2) years.

The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Project is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Project.

In addition to the royalty payable to Osikso Exploration James Bay, already described above, an annual payment is also required to be made to the Cree Nation under the Opinagow Collaboration Agreement.

An environmental impact and social assessment has been carried out, subject to consultation with the Cree Nation, local communities and the general public and a Global Certificate of Authorization was obtained in November 2011. Many other certificates of approval were also granted under the Environmental Quality Act (Québec), which allowed Goldcorp to proceed with the construction of various infrastructure. Additional certificates of approval received in 2014 include the Provincial Certificate of Authorization for operation of the mill, crushing plant, paste backfill plant and water treatment plant.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The closest towns to the Éléonore Project are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Project. The Sarcelle station can be reached via a 40-kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases will be transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

Climate

The climate of the Éléonore Project area is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10 degrees Celsius and 25 degrees Celsius during the day, and five degrees Celsius and 15 degrees Celsius at night. Winters can be cold, with temperatures from -60 degrees Celsius and -10 degrees Celsius. Precipitation varies throughout the year, reaching an average of two metres annually. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

Local Resources and Infrastructure

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Project on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of swamps and glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape ranges from 215 metres to 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca Reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Project area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, VGM completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

Ground magnetic and inverse polarization/resistivity geophysical surveys were completed in 2002 and resulted in the discovery of several new gold-copper-silver occurrences in the diorite intrusion. During the program, an intensely-altered boulder of quartzo-feldspathic metasediments with disseminated arsenopyrite and pyrrhotite was identified. Subsequent investigation of this boulder and the glacial train in the area indicated that the source area was located a few kilometres to the northeast along the contact zone between the diorite intrusion and a cluster of quartzo-feldspathic sediments lying directly north of the intrusion. Additional ground geophysical surveys, including IP/resistivity, magnetics and Hummingbird electromagnetic were performed from 2003 to 2004. A soil geochemical Modified Mercalli Intensities survey was also conducted.

In late 2003, prospecting and reconnaissance mapping were completed ahead of mechanical trenching. The trenches were excavated to test geological, geophysical, and geochemical targets. Grab and channel sampling of the trenches indicated anomalous gold values of over one gram per tonne. The program also identified additional gold occurrences in the diorite intrusion in the southwest portion of the grid.

A helicopter-borne, detailed magnetic survey was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the cluster of metasediments lying to the north.

From June to August 2004, additional trenching was performed on the Roberto Zone. VGM commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by VGM successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south. In January 2005, VGM carried out an IP survey that covered a total of 226.3 line kilometres on the northeastern side of Ell Lake. The survey was performed by Geosig Inc. Also in 2005, a large B-horizon survey encompassing a portion of the property was completed. A total of 1,244 samples were taken at a spacing of 50 metres along lines spaced between 500 metres and 1,000 metres.

In 2006 a helicopter-borne magnetometer and electromagnetic VTEM survey (time domain) with an in-loop configuration was flown over the entire Éléonore Project. The survey was conducted by Geotech Ltd. and totalled 3,123.5 line kilometres. Line spacing was 75 metres and the survey was oriented at 360 degrees north. A more detailed survey was conducted over the Roberto deposit area with line spacing of 50 metres, which was oriented at 90 degrees north. The anomalies located inside the reservoir are large weak conductors and are interpreted to be related to the strong concentration of conductive superficial sediments found in the reservoir. The long anomalies located to the east of Roberto are interpreted to be caused by sediments, such as iron formation and or argillitic sequences that have significant sulphide concentrations. Some of the exploration drilling has since targeted some of the sediment-hosted anomalies and results indicate that they do not carry significant gold mineralization.

An in-principle agreement to acquire the Éléonore Project was reached between Goldcorp and VGM in November 2005 followed by a buyout offer shortly thereafter. Goldcorp took control of the Éléonore Project on March 31, 2006. Since acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource estimation and geological modelling.

Geological Setting

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Sub-province and the La Grande Sub-province. The contact between the two sub-provinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other sub-province.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Sub-province surrounds the Opinaca Sub-province on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Sub-province is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Sub-province. The Éléonore Project is overlain by rocks of the Eastmain Group of the La Grande Sub-province. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Sub-province and are oriented north-south, east-west, northwest-southeast, and northwest-southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Sub-province, faults and shear zones are mainly located along fold limbs.

The Éléonore Project straddles the contact between the Opinaca and La Grande sub-provinces. The contact is located in the northeastern corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Project is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande sub-provinces of the Superior Province. Rock units from the Opinaca Sub-province occur in the northeastern corner of the Éléonore Project area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east-west grain toward the east part of the Éléonore Project area.

Exploration

VGM performed several mapping and sampling programs from 2001 to 2005. Systematic sampling and detailed mapping in 2002 near the Ell Lake showing led to the discovery of a sulphide-bearing, quartzo-feldspathic metasedimentary boulder that returned high gold values on assay. Prospecting and reconnaissance mapping successfully exposed surface outcrops of alteration zones and gold mineralization.

Since the acquisition of the Éléonore Project, Goldcorp has performed additional geological mapping, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and a pre-feasibility study on the Éléonore Project. The coordinate system used for all of the exploration, drilling and support of Mineral Resource and Mineral Reserve data is the Universal Transverse Mercator coordinate system using the North American datum of 1983.

From the summer of 2006 to 2011, small mapping and sampling programs have been carried out by Goldcorp at 1:20,000 scale in various areas of the Éléonore Project. During this period, more than 1,000 outcrops were visited and sampled by Goldcorp geologists. A till sampling survey was completed during the summer of 2008, covering the Éléonore Project and consisted of a total of 496 samples collected at 100 metre to 200-metre spacing along lines distributed at every one to 1.5 kilometres. The program outlined six exploration targets, named sectors A to H. The highest priority targets were considered to be Sector A, which is up-ice from the Roberto deposit, and Sector B, which has two distinct dispersal trains. Sector E was the third-ranked target, located five kilometres down-ice from the Roberto deposit, where till sampling suggested the potential of gold mineralization due to the abundance of pristine-shaped visible gold grains, counts of five to 20 scheelite grains, high-grade gold results and associated Sb, Sn and Cu anomalies.

A surface IP survey was conducted totalling approximately 21.3 kilometres between 2007 and 2008 on the Roberto deposit area. TMC Geophysique from Val d’Or completed six lines for 5.7 kilometres in 2007 and the survey was completed in 2008 by Geosig Inc. of Québec, which completed 12 lines for 15.6 kilometres. The survey was successful in identifying anomalies related to the Roberto mineralization and the pole-dipole configuration with 50 metre spaced electrodes is the recommended configuration for future surveys.

A lake-bottom sediment sampling survey was completed over the northern portion of the Opinaca Reservoir during the summer of 2010. A total of 653 samples collected with 75-metre to 100-metre spacing along north-south lines distributed every 200 metres to 300 metres. The samples were submitted to multi-element analysis by Metal Mobile Ion partial dissolution, followed by sensitive ICP-MS determination. The survey revealed three sectors of interest including Southeast Roberto, Old Camp and North sector.

The main focus of the exploration activities on the Éléonore Project have been focus on advancing the Roberto deposit to a development decision, and therefore the Éléonore concession has not been subject to significant exploration work in the last six years. However, high-quality exploration targets exist, near both the Roberto deposit and on other parts of the concession and these warrant further investigation on the Éléonore Project other than drilling. Since 2013, the Gaumond shaft has provided a drill base for additional work on the deposit at depth.

Mineralization

The Roberto deposit represents a clastic sediment-hosted, stockwork-disseminated gold deposit in an orogenic setting. It is an atypical deposit that displays some of the characteristics associated with the Greenstone-hosted quartz-carbonate vein deposits of the Geological Survey of Canada.

Rock units belonging to the La Grande Sub-province make up most of the Éléonore Project area west of the contact and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation and include conglomerates, greywackes, arenites and cherts. Discordantly overlying the Low Formation are basalts and intermediate to felsic tuff units of the Kasak Formation. These units are folded in a large northeast-trending 10-kilometre-long open F1 fold. The Ell Lake diorite intrusion, also 10 kilometres long, occupies the centre of the Éléonore Project, more or less along the centre of the large fold structure. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 -kilometre-long crescent shape of the deposit is the result of F2 folding.

To date, mineralization has been intersected a vertical depth of 1,400 metres. Gold-bearing zones are generally five to six metres in true thicknesses, varying from two metres to more than 20 metres locally. The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. All zones are still open at depth. The numerous sub-parallel mineralized zones are characterized by gold-bearing, quartz-dravite-arsenopyrite veinlets, contained within quartz-microcline-biotite-dravite-arsenopyrite-pyrrhotite auriferous replacement zones. The mineralized zones are visually recognizable. They are light to dark brown in colour due to microcline and tourmaline alterations, with generally abundant sulphide concentration. These darker colours differentiate the mineralized zones because the wall rocks are usually light to medium-grey and have a low sulphide content. Sulphide concentrations within the auriferous zones vary from two percent to five percent, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Drilling

Approximately 775,934 metres have been drilled in 2,425 core holes on the property since 2004. Of these, a total of 329 holes (105,635 metres) were completed by VGM and 2,096 holes (670,299 metres) by Goldcorp. All core diamond drilling completed on the property consists of wireline diamond drilling recovering NQ size (47.6 millimetres) drill core, except for definition drilling where BQ size (36.4 millimetres) is used. Since January 2013, exploration and delineation drilling is exclusively done from underground infrastructure.

All boreholes were drilled from surface (481,535 metres) and underground (297,399 metres) on sections spaced approximately 25 metres apart in most parts of the deposit. A borehole spacing of 25 metres by 25 metres was achieved over the bulk of the orebody to a depth of approximately 850 metres below surface. Between 850 metres and 1000 metres below surface, borehole spacing increases to roughly 50 metres by 50 metres. Below 1,000 metres down to approximately 1,200 metres, a borehole spacing of 100 metres by 100 metres is usually implemented.

Standardized logging forms and geological legends were developed for the Éléonore Mine. Geotechnical logs were completed in sequence prior to geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Core recovery is acceptable for all drill programs, and averages 100% over the life of the Éléonore Mine.

Upon completion, drill hole collars were surveyed using a differential global positioning system (GPS) instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station. Down-hole surveys were carried out by the drill contractor for dip and deviation using a FlexIt instrument. Although this instrument is subject to the effects of magnetism in surrounding rock types, the rocks hosting and underlying the Roberto deposit are only very weakly magnetic.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check. Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

The collection of specific gravity data was initiated after the Éléonore Mine was acquired by Goldcorp. The data was collected by Goldcorp personnel. Core samples about 10 centimetres long were measured, weighed dry and then wet, and the specific gravity of the sample calculated. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Goldcorp considers the quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs completed by VGQ and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Exploration and infill core samples have been analyzed by a number of independent laboratories using industry-standard methods for gold analysis. Since January 2007, ALS Chemex in Val d’Or, Québec has been the primary laboratory, and has ISO 9001 certification and ISO/IEC 17025 accreditation through the SCC. Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Virginia and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

Since mid-2007, drill cores have been systematically sampled from top to bottom. For in-fill drilling with 25 metre spacing or below, sampling is systematically done to complete the mineralized envelope with 7.5 metres on each side of the envelope. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found on the property. Sample lengths vary between 0.3 metres and 1.5 metres. A specific gravity of 2.77 is used for all veins. The specific gravity database of 11,923 specific gravity tests is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Samples were dried and crushed to better than 70% to 90% passing two millimetres. A split of the crushed material was then pulverized to 85% passing 75 nanometres. Gold assays were determined on a 50-gram sample using fire analysis followed by an atomic absorption spectroscopy (“AAS”) finish. For assay results equal or above three grams of gold per tonne, samples were re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of ten grams of gold per tonne and a detection limit of 0.01 grams per tonne for AAS analyses. No other elements are routinely assayed. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

A number of data verification programs and audits have been performed over the Éléonore Mine’s history by independent consultants in support of technical reports and by Goldcorp personnel in support of mining studies. For instance, in 2006, independent consultants reviewed sampling and assay data and no material biases or errors were noted; in 2007, independent consultants reviewed the QA/QC program and sampling procedures and the sampling and quality control program was found to be running smoothly and was compliant with mineral exploration best practices; and in 2008, independent consultants reviewed check assays performed by SGS Laboratories on 3,285 pulp samples originally assayed by ALS Chemex and the laboratories were considered to have satisfactory agreement. In addition, since 2006, Goldcorp has conducted database validation checks and no material biases or errors have been noted.

Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Security of Samples

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of Corporation personnel. All samples are sealed in plastic bags and marked with identification numbers and recorded on a shipment form. The sample shipment form follows the shipment at all times and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to the site and filed.

Sample security relies upon the fact that the samples are attended or locked in the logging facility. Chain- of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards and support ensuring the validity and integrity of samples taken.

Update on Éléonore

April 2015

On April 1, 2015, Goldcorp announced the declaration of commercial production at Éléonore.

On April 8, 2015, Goldcorp announced that the actual first quarter 2015 production at Éléonore was 32,500 ounces (2015 Guidance 290,000 - 330,000).

On April 30, 2015, Goldcorp stated that gold production for the first quarter was impacted by a ramp-up issue related to the tailings filter press system. The process plant was also shut down for 13 days in March to repair ice damage to equipment and ensure compliance with water effluent standards. Both issues were successfully resolved during the quarter and did not affect mine development activities which continued to progress. Mining of ore took place from two of the four main production horizons during the quarter, with the ore stockpile on surface increasing to 335,000 tonnes at the end of the first quarter. Scoop and rock breaker tele-remote operations training was underway and continued to progress. In addition, Goldcorp indicated that work to date has demonstrated that the Éléonore Crown Pillar can be mined earlier than anticipated to further enhance the production profile and return on capital employed. A pre-feasibility study was underway. Major activities include trade-off studies between pit/underground mining, determining the dike location, permitting and stakeholder engagement efforts. The completion of the pre-feasibility study was expected by the end of 2015.

July 2015

On July 30, 2015, Goldcorp stated that second quarter gold production totaled 43,800 ounces at an all-in sustaining cost of $1,656 per ounce. The increase in production compared to the prior quarter was primarily the result of increased process and filtration plant availability following the successful resolution of previously-reported start-up issues. Following a shut-down in May to remediate a bottleneck on the tailings conveyor, the mill has averaged 5,100 tonnes per day. Further increases in gold production for the balance of 2015 would be driven by increased mill throughput as well as higher gold grades as underground mining expands from two to four horizons. In light of the slower than planned ramp-up, Éléonore gold production in 2015 is expected by Goldcorp to be at or below the low end of the guidance range of between 290,000 and 330,000 ounces. Work on the Éléonore crown pillar pre-feasibility study continued to advance during the second quarter. Major activities included the progression of the trade-off study between pit/underground mining, determination of the dike location, and permitting and stakeholder engagement efforts.

September 2015

On September 8, 2015, Goldcorp provided an update in advance of its upcoming analyst and investor tour at the Éléonore mine. First-half 2015 gold production totaled 76,300 ounces. Following the successful resolution of previously-reported initial start-up issues, underground development, mine tonnage production and mill throughput have all increased in accordance with plan. In addition to these improvements, higher second half gold production at Éléonore was also dependent upon higher gold grades expected in Horizon 4, the deepest of the four mining horizons that comprise Éléonore’s forecast 2015 gold production.

The Roberto deposit is hosted in sedimentary rock, and mined material from all four horizons has identified a wide range of folding and faulting consistent with the host rock package. With the first mining stope from Horizon 4 underway, in-situ ore grades have been as expected, however higher than anticipated folding is being encountered. Mining in these folded veins areas is resulting in higher dilution and therefore lower than planned mined grades and gold production. The Éléonore team was working to adjust stope design to minimize these impacts.

As a result of these conditions, Goldcorp has revised 2015 gold production guidance at Éléonore to between 250,000 and 270,000 ounces. Goldcorp’s overall gold production remains on track, with guidance unchanged and expected at the higher end of a range between 3.3 million and 3.6 million ounces.

The Éléonore mill ramp-up continued to progress successfully, with daily throughput averaging 5,418 tonnes in August and achieving nameplate capacity of 7,000 tonnes on August 11, 2015. Ramp-up of the mine and mill to full throughput of 7,000 tonnes per day remains on track for the first half of 2018.

Drilling in 2015 continued to target the lower portion of the Roberto deposit below 650 metres in what will become Horizons 5 and 6. Positive results continue to support the potential for successful conversion of resources to reserves and extend the deposit at depth, which remains open including the core area. Positive results continue in the 494 target area adding confidence to the size and importance of this target.

Work on the Éléonore crown pillar pre-feasibility study continued to advance in the third quarter with completion anticipated by the end of 2015. Major activities included the progression of the trade-off study between open pit and underground mining, determination of the dike location, and permitting and stakeholder engagement efforts.

October 2015

On October 28, 2015, Goldcorp stated that at Éléonore, plant throughput during the quarter averaged 6,500 tonnes per day and exceeded the design throughput of 7,000 tonnes per day for several days as a result of de-bottlenecking the plant and by supplementing mine production with the low grade ore stockpile, which is expected to be depleted in the fourth quarter of 2015. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies are underway that are expected to minimize their effect on future recoveries. Initial production stopes are encountering folding and faulting resulting in higher dilution, therefore lower gold grades mined. The folding is of varying intensities and is estimated to affect approximately 10% of the overall Éléonore deposit. The Éléonore team continues to work on adjusting stope designs to minimize these impacts. Variable folding and the effect of iron sulphides on gold recoveries have the potential to negatively impact 2015 Éléonore production guidance of between 250,000 and 270,000 ounces.

On October 29, 2015, Goldcorp stated that third quarter safe gold production totaled 86,700 ounces at an all-in sustaining cost of $974 per ounce. Production increased over the prior quarter as a result of the expansion of underground mining from two to four horizons, in addition to successful mine optimization initiatives. Stoping productivity and mining flexibility continued to improve, contributing to higher underground mine tonnage quarter over quarter. Throughput during the quarter averaged 6,500 tonnes per day. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies were underway and expected to minimize the effect on future recoveries.

Initial production stopes at Éléonore were encountering folding and faulting resulting in higher dilution and therefore lower than planned mined grades and gold production. The folding is of varying intensities and is estimated to affect approximately 10% of the overall Éléonore deposit. The Éléonore team continues to work on adjusting stope designs to minimize these impacts.

Work on the Éléonore crown pillar pre-feasibility study continued to advance during the third quarter. Major activities included the successful completion of summer field work, underground and surface infrastructure and stope sequencing determination of the dike location, and permitting and stakeholder engagement efforts.

February 2016

On February 25, 2016, Goldcorp announced that following the resolution of initial mill throughput issues, the processing plant achieved average throughput of 5,700 tonnes per day over the last six (6) months of 2015 and validated nameplate design capacity of 7,000 tonnes per day on several days during the fourth quarter. Éléonore’s fourth quarter 2015 gold production totaled 105,100 ounces at an all-in sustaining cost of $761 per ounce. Production increased over the prior quarter as a result of increasing gold grades as mining moved further into higher-grade horizons. For 2015, gold production totaled 268,100 ounces at an all-in sustaining cost of $1,007 per ounce. Looking ahead to 2016, a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces. Mine throughput is expected to average 4,900 tonnes per day from four (4) production horizons following the depletion of the pre-production stockpile at the end of 2015. The focus in 2016 is on increasing underground mining rates, mill throughput and improved dilution through adjustment of stope design. The production shaft is expected to be operational by the end of 2016, eliminating the need to truck or hoist ore through the exploration shaft. Gold recoveries are also expected to increase following successful lab and plant work on isolated reactive sulphide ore. Full ramp-up to 7,000 tonnes per day remains on track for the first half of 2018. Drilling will test significant extensions of deposits at Éléonore.

Production Data

	2015	2014
Tonnes of ore milled	517,200	169,800
Average mill head grade (grams per tonne)	7.57	4.20
Gold ounces produced	268,100	18,300
Total cash costs – by-product (per ounce)	$677	$ -
All-in sustaining costs (per ounce)	$761	$ -

At Éléonore, a successful 2015 drilling program targeting the conversion of resources to reserves in the centre and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area. Positive results from drilling in the 494 zone (Northern portion) continue to improve the confidence level regarding the size and the importance of this structure. Drilling in 2016 will continue to target the 494 zone for reserve replacement and test the deep projection of the centre and southern ore bodies and the 494 zone.

The following table sets forth the estimated Mineral Reserves and the estimated Mineral Resources for the Éléonore Mine as of December 31, 2015:

Proven and Probable Mineral Reserves (1)(4)(5)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Proven	4.17	6.49	0.87
Probable	24.15	5.76	4.48
Proven & Probable	28.32	5.87	5.35

Measured and Indicated Mineral Resources (1)(2)(3)(4)(6)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)
Measured	0.94	6.84	0.21
Indicated	3.65	5.14	0.60
Measured + Indicated	4.58	5.49	0.81
Inferred	9.97	7.11	2.28

Notes:

(1)	All Mineral Reserves or Mineral Resources have been estimated in accordance with the CIM Definition Standards.
(2)	All Mineral Resources are reported exclusive of Mineral Reserves.
(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(4)	Reserves and Resources are reported as of December 31, 2015.
(5)	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,100 per ounce of gold.
(6)	Mineral Resources are estimated using US$ commodity prices of $1,300 per ounce of gold.

DIVIDENDS

Dividend Program and Dividend Payments

On November 17, 2014, Osisko announced that the Osisko Board approved the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends for the following quarters:

Quarter ending	Date of Payment and Dividend per Share
December 31, 2014	January 15, 2015 $0.03 per Osisko Share
March 31, 2015	April 15, 2015 $0.03 per Osisko Share
June 30, 2015	July 15, 2015 $0.03 per Osisko Share
September 31, 2015	October 15, 2015 $0.03 per Osisko Share
December 31, 2015	January 15, 2016 $0.04 per Osisko Share
March 31, 2016	April 15, 2016 $0.04 per Osisko Share

Dividend Reinstatement Plan

On September 21, 2015, Osisko implemented a dividend reinvestment plan (the “Dividend Reinstatement Plan”).

Osisko Shareholders who are residents of Canada may elect to participate in the Dividend Reinstatement Plan. Participation in the Dividend Reinstatement Plan is optional and does not affect shareholders’ cash dividends unless they elect to participate in the Dividend Reinstatement Plan.

The following is a summary of the key attributes of the Dividend Reinstatement Plan. A complete copy of the Dividend Reinstatement Plan is available on Osisko’s website.

The Dividend Reinstatement Plan allows Osisko Shareholders to reinvest their cash dividends into additional Osisko Shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by Osisko Shareholders who elect to participate in the Dividend Reinstatement Plan.

Participation in the Dividend Reinstatement Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in Osisko Shares under the Dividend Reinstatement Plan. Osisko Shareholders should consult their tax advisors concerning the tax implications of their participation in the Dividend Reinstatement Plan having regard to their particular circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of the Osisko Shareholder Rights Plan, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As at March 28, 2016, 106,198,950 Osisko Shares were issued and outstanding.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the “Osisko Preferred Shares”) are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a Certificate of Amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders’ meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions hereof relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of March 29, 2016, no Osisko Preferred Shares were issued and outstanding.

Warrants

In connection with the $200 million bought deal private placement announced on January 21, 2015, Osisko issued on March 5, 2015 5,480,000 warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $36.50 per Osisko Share, until March 5, 2022. These warrants were listed on the TSX under the symbol “OR.WT”.

In connection with the $173 million bought deal public offering by way of a short form prospectus closed on February 26, 2016, Osisko issued 6,450,000 warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share, until expiry of the warrants on February 26, 2019. These warrants were listed on the TSX under the symbol “OR.WT.A”.

Coulon Exchange Rights

Pursuant to the Coulon Exchange Rights Agreement, as amended on February 17, 2015, Coulon shareholders are, upon exercise of their Coulon Exchange Rights in accordance with the terms and conditions thereof, entitled to receive from Osisko such number of Osisko Shares calculated in accordance with a formula set out in the Virginia Plan of Arrangement.

On February 17, 2015, in connection with the closing of the Virginia Arrangement, up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX under the symbol “OR”.

The following table sets forth the price range and trading volume for the Osisko Shares on the TSX, for the most recent completed financial year and for the first part of 2016:

	High	Low	Volume
	($)	($)	(#)
2016
January	14.83	12.78	7,767,336
February	16.15	13.37	19,024,161
March (up to and including March 28)	15.20	12.58	14,619,078
2015
January	18.85	16.19	9,754,484
February	17.90	15.55	7,488,388
March	18.18	15.31	27,751,153
April	18.62	15.62	7,293,657
May	18.30	15.51	3,934,493
June	18.64	15.52	7,919,976
July	16.69	12.39	7,246,472
August	16.64	13.66	6,687,474
September	15.65	13.73	5,846625
October	14.93	13.37	6,991,278
November	14.41	13.21	4,829,657

	High	Low	Volume
December	14.41	13.35	4,237,019

The closing price of the Osisko Shares on the TSX on March 28, 2015 was $12.90.

Warrants

Osisko has two series of warrants currently listed on the TSX under the symbol “OR.WT” and “OR.WT.A”.

OR.WT

The following table sets forth the price range and trading volume for the warrant “OR.WT” on the TSX, for the most recent completed financial year and for the first part of 2016.

	High	Low	Volume
	($)	($)	(#)
2016
January	1.95	1.65	57,087
February	2.45	1.80	179,105
March (up to and including March 28)	2.08	1.60	181,105
2015
March (beginning on March 5)	2.50	1.84	176,090
April	2.75	2.10	103,359
May	2.50	2.16	142,200
June	2.50	2.08	33,823
July	2.48	1.32	142,446
August	2.00	1.45	157,797
September	1.94	1.56	138,968
October	1.99	1.58	79,430
November	1.90	1.60	19,500
December	1.95	1.50	80,862

OR.WT.A

The following table sets forth the price range and trading volume for the warrant “OR.WT.A” on the TSX, for the first part of 2016:

	High	Low	Volume
	($)	($)	(#)
2016
February (beginning on February 26)	2.25	1.80	543,350
March (up to and including March 28)	2.30	1.65	696,348

The closing prices of the warrants “OR.WT” and “OR.WT.A” on the TSX on March 28, 2015 were respectively $1.60 and $1.78.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that are outstanding but not listed or quoted on a marketplace are the Debenture, the Osisko Options and the Replacement Osisko Options.

Debenture

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly (the “Debenture”). Ressources Québec will be entitled, at its option, to convert the Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Options

The following table sets forth the number of options granted during the most recently completed financial year, the date of grant and the exercice price thereof.

			Exercise
	Number of		Price Per
	Options(1)		Option
Osisko Options & Replacement Osisko Options
February 17, 2015 (grant date of replaced option – April 6, 2006)	65,977	(2)	$4.83
February 17, 2015 (grant date of replaced option – July 19, 2006)	147,537	(2)	$4.23
February 17, 2015 (grant date of replaced option – January 16, 2007)	43,089	(2)	$4.65

February 17, 2015 (grant date of replaced option – July 16, 2007)	53,318	(2)	$6.85
February 17, 2015 (grant date of replaced option – January 14, 2008)	72,312	(2)	$7.68

February 17, 2015 (grant date of replaced option – April 22, 2008)	10,067	(2)	$7.70

February 17, 2015 (grant date of replaced option – June 16, 2008)	73,298	(2)	$6.64

February 17, 2015 (grant date of replaced option – July 14, 2008)	65,985	(2)	$5.89
February 17, 2015 (grant date of replaced option – January 15, 2009)	32,993	(2)	$3.49

February 17, 2015 (grant date of replaced option – July 10, 2009)	37,598	(2)	$3.89

			Exercise
	Number of		Price Per
	Options(1)		Option
February 17, 2015 (grant date of replaced option – January 15, 2010)	61,357	(2)	$6.09

February 17, 2015 (grant date of replaced option – July 19, 2010)	79,133	(2)	$7.84
February 17, 2015 (grant date of replaced option – January 18, 2011)	89,621	(2)	$8.35

February 17, 2015 (grant date of replaced option – July 15, 2011)	99,521	(2)	$9.98
February 17, 2015 (grant date of replaced option – January 13, 2012)	108,247	(2)	$9.83

February 17, 2015 (grant date of replaced option – July 13, 2012)	131,162	(2)	$9.79
February 17, 2015 (grant date of replaced option – January 15, 2013)	128,603	(2)	$10.73

February 17, 2015 (grant date of replaced option – July 29, 2013)	119,554	(2)	$10.58
February 17, 2015 (grant date of replaced option – January 15, 2014)	138,199	(2)	$13.93

February 17, 2015 (grant date of replaced option – July 11, 2014)	138,199	(2)	$13.62
June 30, 2015	944,400	(3)	$15.80
November 4, 2015	42,600		$13.62

(1)	Represents the maximum number of Osisko Shares issuable upon exercise of the options to purchase Osisko Shares.
(2)	Represents Replacement Osisko Options granted pursuant to the Virginia Arrangement.
(3)	10,000 of these options were forfeited in October 2015.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko and the number of Osisko Shares, Osisko RSUs, Osisko DSUs and Replacement Osisko Options beneficially owned, directly or indirectly, or over which control or direction is exercised by them, as of the date of this Annual Information Form.

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned
Sean Roosen(4) Québec, Canada Chair and Chief Executive Officer	Chair and Chief Executive Officer of Osisko; President and Chief Executive Officer of OMC prior to June 16, 2014.	2014	412,634 Osisko Shares 99,621 Osisko RSUs 502,200 Osisko Options

Joanne Ferstman(1,2,3) Ontario, Canada Lead Director	Chartered Professional Accountant and Corporate Director; Prior to June 2012, President and Chief Executive Officer of Dundee Capital Markets Inc., an investment dealer; Prior to January 2011, Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a wealth management company.	2014	12,500 Osisko Shares 31,789 Osisko DSUs 2,500 Osisko Warrants
John F. Burzynski Ontario, Canada Director and Senior Vice President, New Business Development	Senior Vice President, New Business Development of Osisko; President and Chief Executive Officer of Oban; Vice President, Business Development of OMC prior to June 16, 2014.	2014	175,800 Osisko Shares 74,691 Osisko RSUs 328,700 Osisko Options 5,000 Osisko Warrants
André Gaumond(4) Québec, Canada Director and Senior Vice-President, Northern Development and Exploration	Senior Vice-President, Northern Development of Osisko; President and Chief Executive Officer of Virginia prior to February 17, 2015.	2015	867,051 Osisko Shares 23,863 Osisko RSUs 144,963 Replacement Osisko Options 148,300 Osisko Options
Victor H. Bradley(1,3) Monte Carlo, Monaco Director	Chartered Professional Accountant and Corporate Director; Chair of OMC prior to June 16, 2014.	2014	3,000 Osisko Shares 21,193 Osisko DSUs
Charles E. Page(1,2,3,4) Ontario, Canada Director	Corporate Director and Professional Geologist; Former director of OMC; President and Chief Executive Officer of Queenston Mining Inc. prior to its acquisition by OMC.	2014	55,215 Osisko Shares 21,193 Osisko DSUs
Pierre Labbé(1,2) Québec, Canada Director	Vice President, Chief Financial Officer and Secretary of Leddartech Inc. since April 2015 and was Vice President and Chief Financial Officer of Québec Port Authority from October 2013 to April 2015 and Vice President and Chief Financial Officer of Medicago Inc. prior to October 2013.	2015	6,067 Osisko Shares 11,547 Osisko DSUs 34,366 Replacement Osisko Options 1,000 Osisko Warrants
Françoise Bertrand(3,4) Québec, Canada Director	President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ) and director of numerous boards of profit and non-profit organizations; former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).	2014	20,990 Osisko DSUs

Bryan A. Coates Québec, Canada President	President of Osisko; Vice President, Finance and Chief Financial Officer of OMC prior to June 16, 2014.	2014	114,440 Osisko Shares 74,691 Osisko RSUs 376,600 Osisko Options 5,000 Osisko Warrants
Elif Lévesque Québec, Canada Chief Financial Officer and Vice President Finance	Chief Financial Officer and Vice President, Finance of Osisko; Vice President and Controller of OMC prior to June 16, 2014.	2014	336 Osisko Shares 51,875 Osisko RSUs 266,300 Osisko Options
Luc Lessard Québec, Canada Senior Vice President Technical Services	Senior Vice-President, Technical Services of Osisko; President and Chief Executive Officer of Falco; Chief Operating Officer and Senior Vice-President of OMC prior to June 16, 2014.	2015	23,981 Osisko Shares 23,863 Osisko RSUs 114,600 Osisko Options
Joseph de la Plante Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko; Senior Advisor, Investment and Corporate Development of OMC from November 2010 to June 16, 2014; Analyst in the Global Metals & Mining Investment Banking Group at BMO Capital Markets prior to that.	2014	38,459 Osisko RSUs 190,100 Osisko Options
Paul Archer Québec, Canada Vice President, Northern Development	Vice President, Northern Development of Osisko; Vice President, Exploration and Acquisitions of Virginia prior to February 17, 2015.	2015	85,100 Osisko Shares 8,962 RSUs 57,349 Replacement Osisko Options 65,500 Osisko Options
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President Legal Affairs and Corporate Secretary of Osisko; Vice President of Legal Affairs and Corporate Secretary of OMC from November 2007 to June 2014.	2015	34,245 Osisko Shares 17,520 RSUs 137,000 Osisko Options

(1)	Member of the Osisko Audit Committee.
(2)	Member of the Osisko Governance and Nomination Committee.
(3)	Member of the Osisko Human Resources Committee.
(4)	Member of the Sustainability Committee.
(5)	The information as to principal occupations has been furnished by each director and/or officer individually.

Biographic Notes

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Sean Roosen is Chair of the Board of Directors and Chief Executive Officer of Osisko since June 2014. Prior to this, Mr. Roosen was the President and Chief Executive Officer of OMC. He has led the transition of OMC from a junior exploration company to a leading intermediate gold producer. He was responsible for leading the strategic development of OMC and was instrumental in securing the necessary financing to fund the development of the $1 billion Canadian Malartic Mine. Among other awards, Mr. Roosen was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with John Burzynski and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. Mr. Roosen is a Supervisory Board member of EurAsia Resource Holdings AG - a European based venture capital fund - and a director of EurAsia Resource Value SE. Mr. Roosen also sits on the Board of Directors of the following publicly listed companies: Astur Gold Corporation, Barkerville Gold Mines Ltd., Condor Petroleum Inc., Dalradian Resources Inc., Falco Resources Ltd. and Oban Mining Corporation. Mr. Roosen is a graduate of the Haileybury School of Mines and has had various progressive positions in the mining industry both domestically and internationally.

Joanne Ferstman, CPA, CA, Lead Director

Joanne Ferstman is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of OMC. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012 and in early 2009, assumed leadership of Dundee Capital Markets. Prior to joining the Dundee group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dundee Real Estate Investment Trust and as Chair of its Audit Committee, as a director of Aimia Inc., where she is a member of the Human Resources and Compensation Committee and a member of the Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee.

John F. Burzynski, M.Sc., P.Geo., Senior Vice President, New Business Development and Director

John F. Burzynski has been Senior Vice President, New Business Development and Director of Osisko since June 2014. He is President and Chief Executive Officer of Oban Mining Corporation since August 2015. From 2004 to 2014, Mr. Burzynski was the Vice President, Business Development of OMC. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen’s University. He is a registered P.Geo. in the province of Québec, and has over 25 years experience as a professional geologist on international mining and development projects. Among other awards, Mr. Burzynski was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with Sean Roosen and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. He currently serves as a Director with Condor Petroleum Inc. and Strongbow Exploration Inc. and is the President and Chief Executive Officer of Oban Mining Corporation. Mr. Burzynski is also a founding member of EurAsia Resource Holdings AG, a private resource fund based in Europe.

Victor H. Bradley, CPA, CA, Director

Victor Bradley brings over 50 years of experience in the international mining sector. A Chartered Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana Gold Inc. and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Non-Executive Chairman of Nevada Copper Corp. From 2006 to 2014, Mr. Bradley was Chair of the Board of Directors of OMC. Mr. Bradley was a Director of mining companies including AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp. He currently serves as a Director with Nevada Copper Corp.

Educated in England, Mr. Bradley began his professional career as a member of the Québec Institute of Chartered Accountants in 1960.

Charles E. Page, M.Sc., P.Geo., Director

Charles E. Page was appointed to the Board of Directors of Osisko in June 2014. From 2013 to 2014, Mr. Page was a Director of OMC after holding the President and Chief Executive Officer positions of Queenston Mining Inc. until its acquisition by OMC. He has over 40 years experience in the mineral exploration and mining industry. Mr. Page also sits on the Board of Directors of Unigold Inc., is Chair of the Board of Directors of Wesdome Gold Mines Ltd and also served as a Board member of Thundermin Resources Inc. until May 2011 and Alexandria Minerals Corporation until February 2014. Mr. Page is a Professional Geologist who graduated with a Master Science degree from the University of Waterloo.

Françoise Bertrand, O.C., C.Q., Director

Françoise Bertrand was appointed to the Board of Directors of Osisko in November 2014. Recently appointed an Officer of the Order of Canada, Ms. Bertrand is the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ). She sits on numerous boards of directors of profit and non-profit organizations, including Valeurs mobilières Desjardins and Concordia University. Ms. Bertrand was also a former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).

Ms. Bertrand holds a Bachelor of Arts - Major in Sociology from Université de Montréal and a Master’s degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management – McGill. She is also a Chevalier of l’Ordre national du Québec.

André Gaumond, M.Sc. Ing., Senior Vice-President, Northern Development and Exploration and Director

André Gaumond has been appointed as Senior Vice President, Northern Development and Exploration and Director of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Gaumond had been has been President and Chief Executive Officer and Director of Virginia since November 2005 and was President and Chief Executive Officer and Director of VGM from June 1996 to March 2006. He was President and Director of Virginia Gold Mines Inc. (VGM’s predecessor) from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form VGM in June 1996). Mr. Gaumond is a geological engineer with a master’s degree in geological economics. He worked as a geological engineer for several organizations and as a mining analyst for several institutions before reorganizing Virginia and becoming its president. Over the past 16 years, Mr. Gaumond received, on behalf of Virginia, no less than 16 awards such as Québec Prospector of the Year (twice) bestowed upon important work carried out in the James Bay region. In 2005, he received the “Entrepreneur de l’année du Québec” award for the discovery of the Éléonore deposit and was named “Mining Man of the Year in Canada” by The Northern Miner. In 2006, he was presented with the “Canadian Prospector of the Year” award by the Prospectors and Developers Association of Canada (PDAC). Mr. Gaumond also received the e3 Plus award (Environmental Excellence in Exploration) in Québec (2007) and in Canada (2008), for his participation in the creation of Fonds Restor-Action Nunavik. In 2011, he was introduced to the “Casey Hall of Fame Explorers’ League” in the United States and received, in 2013, the “Green CEO of the Year in Québec” for its direct contribution in sustainable development and corporate social responsibility. He is a member of Ordre des géologues du Québec and of Ordre des ingénieurs du Québec. He currently serves as a Director with Junex Inc.

Pierre Labbé, CPA, CA, Director

Pierre Labbé has been appointed to the Board of Directors of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Labbé had been a Director of Virginia since April 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé has been serving as Vice-President, Chief Financial Officer and Secretary of Leddartech Inc. since April 2015. He was Vice-President and Chief Financial Officer of the Québec Port Authority from October 2013 to April 2015. From July 2004 to May 2007 and from May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357M, he was Chief financial officer and secretary of Medicago Inc. Mr. Labbé was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President and Chief financial officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand). Mr. Labbé holds a Bachelor’s Degree in Business Administration from Laval University, Québec City. He is a member of Ordre des Comptables Professionnels Agréés du Québec and the Institute of Corporate Directors. He is also Director of Agility Health Inc., a rehabilitation services company.

Bryan A. Coates, CPA, CA, President

Bryan A. Coates has been President of Osisko since June 2014. From 2007 to 2014, he was the Vice President, Finance and Chief Financial Officer of OMC. Mr. Coates was responsible for all activities related to financing, financial reporting, marketing relating to the gold industry, risk management and government relations. Mr. Coates has more than 30 years of progressive experience within the international and Canadian mining industry. Before joining Osisko, he was Chief Financial Officer of Iamgold (2006-2007), Cambior Inc. (2001-2006), and Compañia Minera Antamina (1998-2001). Mr. Coates is a member of the Board of Directors of Timmins Gold Corp. and of Golden Queen Mining Co. Ltd. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University and is a member of the Chartered Professional Accountants of Ontario.

Elif Lévesque, CPA, CGA, MBA, Chief Financial Officer and Vice President Finance

Elif Lévesque is the Chief Financial Officer and Vice President Finance of Osisko since June 2014. Prior to this, Ms. Lévesque was Vice president and Controller of OMC and has contributed to the development of the financial reporting and planning functions at Osisko since 2008. Ms. Lévesque has over 10 years of experience with leading Canadian intermediate gold producers (Cambior Inc. 2002-2006 and Iamgold Corporation 2006-2008). She is a member of the Ordre des Comptables Professionnels Agréés du Québec and holds an MBA from Clark University, Massachusetts, USA. She currently serves as a Director with TerraX Minerals Inc. and the Quebec Mineral Exploration Association.

Luc Lessard, Eng., Senior Vice-President, Technical Services

Luc Lessard is a mining engineer with more than 25 years of experience designing, building and operating mines. He is President and Chief Executive Officer of Falco. He was previously Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico and Yamana), and prior to that was the Chief Operating Officer and Senior Vice President of Engineering and Construction for OMC where he was responsible for the design, construction and commissioning of the Canadian Malartic gold mine. During his career, Mr. Lessard has worked on 11 open pit and underground mine builds and prior to Osisko, Mr. Lessard was Vice President of Engineering and Construction for IAMGOLD and General Manager, Projects for Cambior Inc. Mr. Lessard is President and Chief Executive Officer of Falco Resources Ltd. and Chief Operating Officer of Barkerville Gold Mines Ltd. He sits on the Board of Directors of Bowmore Exploration Ltd., Timmins Gold Corp., Nighthawk Gold Corp. and Highland Copper Company Inc.

Joseph de la Plante, Vice President, Corporate Development

Joseph de la Plante has been Vice President, Corporate Development of Osisko since June 2014. Prior to this, Mr. de la Plante held the position of Senior Advisor, Investment and Corporate Development of OMC since November 2010, where he played a key role in the company’s investor relations and corporate development efforts, including certain aspects of the company’s long-term financial planning. Before joining Osisko in 2010, he was an Analyst in BMO Capital Markets’ Global Metals & Mining Investment Banking Group in Toronto, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings for various producing and development stage gold companies. Mr. de la Plante holds a Bachelor of Mechanical Engineering from McGill University.

Paul Archer, M.Sc., Eng., Vice-President - Northern Exploration

Paul Archer has been appointed as Vice President, Northern Development of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Archer had been Vice-President, Exploration and Acquisitions of Virginia since March 2006, and was Vice-President, Exploration and Acquisitions of VGM from June 1996 to March 2006. Mr. Archer is a geological engineer with a master’s degree in Earth Sciences and has over 30 years experience in the mining industry and more specifically in Archaean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada and SOQUEM Inc., where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec in 1996 and 1997.

André Le Bel, LL.B., B.Sc.A, Vice-President - Legal Affairs and Corporate Secretary

André Le Bel has been appointed as Vice President of Legal Affairs and Corporate Secretary of Osisko on February 17, 2015. From November 2007 to June 2014, Mr. Le Bel was Vice-President of Legal Affairs and Corporate Secretary of OMC. Mr. Le Bel was Vice President Legal affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel is also a director of RedQuest Capital Corp., a capital pool company listed on the TSX Venture Exchange, and of Komet Resources Inc., listed on the TSX Venture Exchange. Mr. Le Bel was appointed as Vice President of Legal Affairs and Corporate Secretary of NioGold Mining Corp. on March 20, 2015 and Corporate Secretary of Falco Resources Ltd. on November 24, 2015. Mr. Le Bel was also a director and a member of the audit committee of Threegold Resources Inc. from May 2011 to June 2013.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,790,369 Osisko Shares, representing approximately 1.69% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or

(b)

was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a)

been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of Osisko will not be devoting all of their time to the affairs of Osisko. Certain of the directors and officers of Osisko are directors and officers of other companies, some of which are in the same business as Osisko. See “Description of Risk Factors”.

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of Osisko’s board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) outside public company board, in addition to Osisko; or

(ii)	if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko’s investment in such investee companies. This representation allows Osisko to protect its shareholders’ interests.

PROMOTERS

OMC took the initiative of founding and organizing Osisko and its business and operations and, as such, was considered to be the promoter of Osisko for the purposes of applicable securities legislation prior to the completion of the Agnico-Yamana Arrangement. As of the date of this Annual Information Form, to the best of Osisko’s knowledge, OMC does not beneficially own, or control or direct, any voting securities of Osisko.

André Gaumond was considered to be the promoter of Virginia due to his involvement in Virginia and his management role. As at March 29, 2016, André Gaumond held or exercised control over 867,051 Osisko Shares.

Except as otherwise disclosed herein in connection with the Agnico-Yamana Arrangement and the acquisition by Osisko of the OMC Assets in exchange for the issuance of Osisko Shares by Osisko to OMC, in connection with royalty payments pursuant to the Canadian Malartic NSR Agreement, and in connection with the receipt of a 3% NSR royalty on the Malartic CHL Prospect, no other assets have been acquired or are proposed to be acquired by Osisko from either OMC or André Gaumond. See “General Development of Osisko’s Business”, “Material Properties - The Canadian Malartic Properties NSR” and “Prior Sales” See also “The Arrangement - Background to the Arrangement” and “The Arrangement - Reasons for the Recommendation” in the management information circular of OMC dated May 1, 2014, sent to securityholders of OMC in connection with the Agnico-Yamana Arrangement, a copy of which is available under OMC’s issuer profile on SEDAR at www.sedar.com.

During the ten (10) years before the date of this Annual Information Form, neither OMC nor André Gaumond has not become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Neither OMC nor André Gaumond has not been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, has not entered into a settlement agreement with a provincial and territorial securities regulatory authority, and has not been imposed with any other penalties or sanctions by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2015 and as of the date hereof, there have been and are no legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko’s property is subject, nor to Osisko’s knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2015 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2015 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since Osisko’s incorporation, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko other than (a) OMC in connection with Osisko’s incorporation (see “Corporate Structure”, “General Development of Osisko’s Business” and “Promoters”), the entering into of the Agnico-Yamana Arrangement Agreement by OMC, and the transfer of assets to Osisko in connection with the Agnico-Yamana Arrangement (see “General Development of Osisko’s Business’). See also “Material Contracts” below.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is CST Trust Company, which is located at 2001 University, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries:

(a)	the Canadian Malartic NSR Agreement;

(b)	the Éléonore NSR Agreement;

(c)	the Virginia Arrangement Agreement;

(d)	the Revolving Credit Facility Agreement, as amended

(e)	the Subscription Agreement dated February 12, 2016 with Ressources Québec providing for the issuance of the Debenture;

(f)	the 2015 Underwriting Agreement; and

(g)	the 2016 Underwriting Agreement.

INTERESTS OF EXPERTS

Luc Lessard, Eng., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Canadian Malartic Properties NSR” with respect to the Canadian Malartic Properties.

Paul Archer, M.Sc., Eng., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Éléonore NSR” with respect to the Éléonore NSR.

As of the date of this Annual Information Form, Mr. Lessard and Mr. Archer hold the securities of Osisko listed next to their name in the table under the heading “Directors and Executive Officers - Name, Address, Occupation and Security Holdings”.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, the auditors of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko is available electronically on SEDAR at www.sedar.com and on its website at www.osiskogr.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Osisko’s securities and securities authorized for issuance under equity compensation plans, is contained in Osisko’s management information circular for its annual and special meeting of shareholders held on June 30, 2015. For information relating to corporate governance related matters, please see “Statement of Corporate Governance Practices” in such circular.

Additional financial information is provided in Osisko’s financial statements and MD&A for its most recently completed financial year.

AUDIT COMMITTEE

Description of the Audit Committee

The Osisko Audit Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of Osisko’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of Osisko’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of Osisko’s risk identification, assessment and management program; and (vi) in Osisko’s compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit Committee Charter, a copy of which is attached as Appendix “1”, mandating the role of the Osisko Audit Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit Committee Members

As of the date of this Annual Information Form, the Osisko Audit Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Victor H. Bradley, Mr. Charles E. Page and Mr. Pierre Labbé.

Relevant Education and Experience

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of OMC. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012 and in early 2009, assumed leadership of Dundee Capital Markets. Prior to joining the Dundee group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dundee Real Estate Investment Trust and as Chair of its Audit Committee, as a director of Aimia Inc., where she is a member of the Human Resources and Compensation Committee and a member of the Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Victor H. Bradley

Mr. Bradley brings over 50 years of experience in the international mining sector. He was Chair of the Board of Directors of OMC. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Lead Director of Nevada Copper Corp. Over the last five years, Mr. Bradley was a Director of mining companies including AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp. Educated in England, Mr. Bradley began his professional career as a member of the Québec Institute of Chartered Accountants in 1960.

Mr. Bradley is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Charles E. Page

In addition to being a Professional Geologist, Mr. Page has acted as senior officer, director and Chief Executive Officer for several publicly traded junior resources companies and was President and Chief Executive Officer of Queenston Mining Inc. until its acquisition by OMC in 2012. Over the past 40 years, Mr. Page has developed, organized and implemented major exploration projects in several mining camps in Canada and in the Republic of Cuba. He is familiar with all aspects of exploration from grassroots projects to feasibility studies, production and mine closure. Mr. Page has experience serving on the audit committees of other reporting issuers and is currently also a director and serves on the audit committee of Unigold Inc. He is also a Chair of the Board of Directors and serves on the Audit Committee of Wesdome Gold Mines Ltd.

Mr. Page is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Pierre Labbé

Pierre Labbé has been a director of Virginia since April 22, 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé has been serving as Vice-President, Chief Financial Officer and Secretary of Leddartech Inc. since April 2015. From April 2015 to October 2013 he was Vice President and Chief Financial Officer of the Québec Port Authority. From July 2004 to May 2007 and from May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357M, he was Chief Financial Officer and Secretary of Medicago Inc. He was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President and Chief Financial Officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand). Pierre Labbé holds a Bachelor’s Degree in Business Administration from Laval University, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors. He is also Director of Agility Health Inc., a rehabilitation services company.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

External Auditor Service Fees

The fees billed to Osisko by its auditor, PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of chartered professional accountants, for the fiscal years ended December 31, 2014 and December 31, 2015, by category, are as follows:

	Audit Fees	Audit Related Fees	Tax Fees(3)	All Other Fees(3)
December 31, 2015	$259,801	$94,595(1)	$76,077	$ -
December 31, 2014	$290,000	$130,000(2)	$25,550	$37,800

(1)	Related to the short-form prospectus dated March 2, 2015 and the Business Acquisition Report dated February 17, 2015.
(2)	Related to acquisition of Virginia - Joint Management Information Circular.
(3)	Such amounts relate to tax services and accounting implications of specific transactions.

APPENDIX "1"

AUDIT COMMITTEE CHARTER

I.	PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.	in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof;

3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4.	in evaluating the independence of the external auditors;

5.	in its oversight of the Corporation’s risk identification, assessment and management program; and

6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors.

The external auditors shall submit annually to the Corporation and the Audit Committee, as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (a “Statement as to Independence”).

The external auditors shall submit annually to the Corporation and the Audit Committee a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110.

II.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate (able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office.

IV.	DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)

to review and assess, annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)	to review and approve the fees charged by the external auditors for audit services;

(iii)

to review and pre-approve all services other than audit services to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)

to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence;

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders; and

2.	with respect to financial reporting principles and policies and internal controls,

(i)	to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)

to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)	to consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•	deficiencies noted following the audit of the design and operation of internal controls;
•	consideration of fraud in the audit of the financial statement;
•	detection of illegal acts;
•	the external auditors’ responsibilities under generally accepted auditing standards;
•	significant accounting policies;
•	management judgements and accounting estimates;
•	adjustments arising from the audit;
•	the responsibility of the external auditors for other information in documents containing audited financial statements;
•	disagreements with management;
•	consultation by management with other accountants;
•	major issues discussed with management prior to retention of the external auditors;
•	difficulties encountered with management in performing the audit;
•	the external auditors judgements about the quality of the entity’s accounting principles; and
•	reviews of interim financial information conducted by the external auditors;

(iv)	to meet with management and external auditors:

•	to discuss the scope of the annual audit;
•	to discuss the audited financial statements, including the accompanying management's discussion and analysis;
•	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;
•	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;

•

to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements;

•	to resolve disagreements between management and the external auditors regarding financial reporting;
•	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;
•

to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

•	to review, evaluate and monitor the Corporation’s risk management program including the revenue protection program. This function should include:

>	risk assessment;
>	quantification of exposure;
>	risk mitigation measures; and
>	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;
•	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;

(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi)

to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)

to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)

to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)

to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to review this Charter at least annually and recommend any changes to the Board of Directors;

(vi)

to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate;

4.	to review, discuss with management, and approve all related party transactions;

5.

to establish and reassess the adequacy of the procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

6.	set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

This Charter was approved and ratified by the Board of Directors on April 30, 2014.